     As filed with the Securities and Exchange Commission on October 1, 2003

                                                    1933 Act File No. 333-108952
                                                     1940 Act File No. 811-03763

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.   Exact name of Trust: CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 158

B.   Name of Depositor:   CLAYMORE SECURITIES, INC.

C.   Complete address of Depositor's principal executive offices:

                          210 North Hale Street
                          Wheaton, Illinois  60187

D.   Name and complete address of agents for service:

     CLAYMORE SECURITIES, INC.
     Attention:  Nicholas Dalmaso, Esq.
     Chief Operations Officer
     210 North Hale Street
     Wheaton, Illinois  60187

     CHAPMAN AND CUTLER LLP
     Attention:  Eric F. Fess, Esq.
     111 West Monroe Street
     Chicago, Illinois  60603

It is proposed that this filing will become effective (check appropriate box)

/ /  immediately upon filing pursuant to paragraph (b)

/ /  on (date) pursuant to paragraph (b)

/ /  60 days after filing pursuant to paragraph (a)

/ /  on (date) pursuant to paragraph (a) of rule 485 or 486

E. Title of securities being registered: Units of fractional undivided beneficial interest.

F. Approximate date of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

/X/ Check box if it is proposed that this filing will become effective on October 1, 2003 at 1:30 P.M. Eastern Time pursuant to Rule 487.

               CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 158


                DOW 10-SM- PORTFOLIO (2-YEAR), 4TH QUARTER 2003


              EQUITY DIVIDEND INCOME PORTFOLIO (2-YEAR), SERIES 2


                                [CLAYMORE LOGO]


                    PROSPECTUS PART A DATED OCTOBER 1, 2003



The Securities and Exchange Commission has not approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.
           Any representation to the contrary is a criminal offense.

INVESTMENT SUMMARY
--------------------------------------------------------------------------------

                                    OVERVIEW


   Claymore Securities Defined Portfolios, Series 158 is a unit investment trust that consists of the Dow 10-SM- Portfolio (2-year), 4th Quarter 2003 (the "DOW 10 TRUST") and the Equity Dividend Income Portfolio (2-year), Series 2 (the "DIVIDEND INCOME TRUST") (the Dow 10 Trust and the Dividend Income Trust are collectively referred to as the "TRUSTS" and individually referred to as a "TRUST"). Claymore Securities, Inc. ("CLAYMORE" or the "SPONSOR") serves as the sponsor of the trusts.



   The trusts are scheduled to terminate in approximately 24 months.



                              DOW 10-SM- PORTFOLIO
                           (2-YEAR), 4TH QUARTER 2003


                              INVESTMENT OBJECTIVE

   The trust seeks to provide above-average total return through a combination of capital appreciation and dividend income.

                         PRINCIPAL INVESTMENT STRATEGY


   The trust consists of a portfolio of stocks of the ten companies in the Dow Jones Industrial Average ("DJIA") DJIA that have the highest dividend yields two business days prior to the initial date of deposit (the "INCEPTION DATE") ("THE DOW 10-SM- STRATEGY"). The sponsor believes that dividends play an important part in total return, and stocks that have higher dividend yields may also be undervalued. The sponsor also believes that blue chip stocks that are undervalued have the potential for higher total returns over time.

   For the trust, the sponsor looks to the results of the application by Dow Jones of The Dow 10 Strategy two business days prior to the Inception Date. The trust is a non-managed investment vehicle which employs a buy and hold investment strategy. Through the use of The Dow 10 Strategy, the trust seeks to buy the securities at depressed prices and to sell them at relatively high prices. The sponsor believes that there may be benefits to having the discipline not to sell based on bad news. The trust plans to hold, for approximately 24 months, the stocks selected. At the end of that period, the portfolio will be liquidated.

   The sponsor intends to have separate series of the trust that utilize The Dow 10 Strategy available approximately one year after the Inception Date and also in conjunction with the termination of the trust. Investors may reinvest redemption or termination proceeds in one of the new portfolios at a reduced sales charge, if available. Each portfolio is designed to be part of a longer term strategy and the sponsor believes that more consistent results are likely if the strategy is followed for at least three to five years.

   Of course, there is no guarantee that the trust, any particular security or this investment strategy over any time period will provide positive returns or will not lose money.

   "DOW JONES INDUSTRIAL AVERAGE-SM-," "THE DOW 10-SM-" AND "DJIA-SM-" ARE SERVICE MARKS OF DOW JONES & COMPANY, INC. ("DOW JONES") AND HAVE BEEN LICENSED FOR USE FOR CERTAIN PURPOSES BY THE SPONSOR ON BEHALF OF THE TRUST. THE TRUST, BASED ON THE DOW JONES INDUSTRIAL AVERAGE-SM-, IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY DOW JONES, AND DOW JONES MAKES NO REPRESENTATION REGARDING THE ADVISABILITY OF INVESTING IN THE TRUST.

2  Investment Summary

   See "Investment Policies" in Part B of the prospectus for more information.

                               SECURITY SELECTION

   The securities included in the trust's portfolio are the common stocks of the ten companies listed on the DJIA with the highest dividend yields two business days prior to the Inception Date. The dividend yields were calculated by annualizing the last quarterly or semi-annual ordinary dividend declared and dividing the result by the market value of the security as of the close of business two business days prior to the Inception Date.

                      THE DOW JONES INDUSTRIAL AVERAGE-SM-


   The DJIA was first published in THE WALL STREET JOURNAL in 1896. Initially consisting of just 12 stocks, the DJIA expanded to 20 stocks in 1916 and to its present size of 30 stocks on October 1, 1928. The stocks are chosen by the editors of THE WALL STREET JOURNAL as representative of the broad market and of American industry. The companies are major factors in their industries and their stocks are widely held by individuals and institutional investors. Changes in the components of the DJIA are made entirely by the editors of THE WALL STREET JOURNAL without consultation with the companies, the stock exchange or any official agency. For the sake of continuity, the components of the DJIA may be changed at any time for any reason. The following is a list of the companies which currently comprise the DJIA:

J.P. Morgan Chase & Company
Altria Group, Incorporated
General Motors Corporation
McDonald's Corporation
Eastman Kodak Company
Walt Disney Company
SBC Communications Incorporated
E.I. du Pont de Nemours and Company
Caterpillar Incorporated
Honeywell International Incorporated
General Electric Company
International Paper Company
Exxon Mobil Corporation
Alcoa Incorporated
Merck & Company Incorporated
Boeing Company
Hewlett-Packard Company
Citigroup Incorporated
3M Company
Procter & Gamble Company
Coca-Cola Company
United Technologies Corporation
Johnson & Johnson
AT&T Corporation
American Express Company
International Business Machines Corporation
Home Depot Incorporated
Wal-Mart Stores Incorporated
Intel Corporation
Microsoft Corporation

                                 FUTURE TRUSTS

   The sponsor intends to create future trusts that follow the same investment strategy. One such trust is expected to be available approximately one year after the trust's Inception Date and upon the trust's termination. If these future trusts are available, you may be able to reinvest into one of the trusts at a reduced sales charge. Each trust is designed to be part of a longer term strategy.

                                                           Investment Summary  3

                           PORTFOLIO DIVERSIFICATION

                           (AS OF THE INCEPTION DATE)


SECTOR                                              TOTAL %
------                                              -------
Financials                                              20%
Telecommunication Services                              20%
Consumer Discretionary                                  10%
Consumer Staples                                        10%
Energy                                                  10%
Health Care                                             10%
Industrials                                             10%
Materials                                               10%
                                                    ------
Total                                                  100%
                                                    ======


                                PRINCIPAL RISKS

   As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

   - STOCK PRICES CAN BE VOLATILE. The value of your investment may fall over time.

   - THE SPONSOR DOES NOT ACTIVELY MANAGE THE PORTFOLIO. The trust will generally hold, and may continue to buy, the same stocks even though the stock's outlook or its market value or yield may have changed.

   - The stocks in the trust generally share attributes that have caused them to have lower prices or higher dividend yields relative to the other stocks in the DJIA. The reasons for these lower prices or higher dividend yields may include the following:

      -- the issuers may be experiencing financial problems;

      -- the stocks may be out of favor in the market because of weak performance, poor earnings forecasts, negative publicity, litigation or legislation; and

      -- the stocks may be reacting to general market factors.

   - Share prices or dividend rates on the stocks may decline during the life of the trust.


   See "Risk Factors" in Part B of the Prospectus and "Investment Risks" in Part A of the Prospectus for additional information.

                               WHO SHOULD INVEST

   You should consider this investment if:

   - You are seeking the opportunity to purchase a defined portfolio of widely held stocks that are included in the DJIA.

   - You are seeking securities with relatively high dividends and reduced price volatility.

   -  The trust represents only a portion of your overall investment portfolio.

   - The trust is part of a longer-term investment strategy that includes the investment in subsequent portfolios, if available.

   - The trust is combined with other investment vehicles to provide diversification of method to your overall portfolio.

   You should not consider this investment if:

   -  You are uncomfortable with the trust's strategy.

   -  You are uncomfortable with the risks of an unmanaged investment in stocks.

   -  You want high current income or capital preservation.

4  Investment Summary

--------------------------------------------------------------------------------
                             ESSENTIAL INFORMATION
                           (AS OF THE INCEPTION DATE)

INCEPTION DATE                                                   October 1, 2003

UNIT PRICE                                                                $10.00

TERMINATION DATE                                                 October 3, 2005


                 DISTRIBUTION DATE  25th day of July, October, January and April


                                                   (commencing October 27, 2003)

                        RECORD DATE 15th day of July, October, January and April

                                                   (commencing October 15, 2003)

CUSIP NUMBERS

CASH DISTRIBUTIONS (ALL ACCOUNTS)                                      18384P631


REINVESTED DISTRIBUTIONS
Standard Accounts                                                      18384P649
Fee Account                                                            18384P656


TICKER                                                                    CDOWEX

MINIMUM INVESTMENT
Standard accounts                                               $1,000/100 units
Retirement accounts and
custodial accounts for minors                                      $250/25 units
--------------------------------------------------------------------------------

                               FEES AND EXPENSES

   The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                                             PERCENTAGE      AMOUNT
                                             OF PUBLIC     PER $1,000
 INVESTOR FEES                             OFFERING PRICE  INVESTED(4)
 -------------                             --------------  -----------
 INITIAL SALES FEE PAID ON PURCHASE(1)           1.00%       $10.00
 DEFERRED SALES FEE(2)                           2.45         24.50
 CREATION AND DEVELOPMENT FEE(3)                 0.50          5.00
                                                 ----        ------
 MAXIMUM SALES FEES
 (including creation and development fee)        3.95%       $39.50
                                                 ====        ======
 ESTIMATED ORGANIZATION COSTS
 (amount per 100 units paid by trust at
  end of initial offering period or after
  six months, at the discretion of the
  sponsor)                                                   $ 5.00

                                             APPROXIMATE       AMOUNT
ANNUAL FUND                                  % OF PUBLIC         PER
OPERATING EXPENSES                        OFFERING PRICE(4)   100 UNITS
------------------                        -----------------   ---------
Trustee's fee                                      0.095%      $ 0.95
Sponsor's supervisory fee                          0.030         0.30
Evaluator's fee                                    0.035         0.35
Bookkeeping and Administrative Fee                 0.025        0.250
Estimated other trust operating
 expenses(5)                                      0.0612        0.612
                                            ------------       ------
Total                                             0.2462%      $2.462
                                            ============       ======


(1) The initial sales fee provided above is based on the unit price on the Inception Date. Because the initial sales fee equals the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee ("C&D FEE") (as described below), the percentage and dollar amount of the initial sales fee will vary as the unit price varies and after deferred charges begin. Despite the variability of the initial sales fee, each investor is obligated to pay the entire applicable maximum sales fee.
(2) The deferred sales fee is fixed at $0.245 per unit and is deducted in monthly installments of $0.0817 per unit on the last business day of January, 2004 and February, 2004 and $0.0816 on the last business day of March, 2004. The percentage provided is based on a $10 unit as of the Inception Date and the percentage amount will vary over time.
(3) The C&D Fee compensates the sponsor for creating and developing your trust. The actual C&D Fee is $0.05 per unit and is paid to the sponsor at the close of the initial offering period, which is expected to be four months from the Inception Date. The percentages provided are based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If the unit price exceeds $10.00 per unit, the C&D Fee will be less than 0.50%; if the unit price is less than $10.00 per unit, the C&D Fee will exceed 0.50%.
(4) Based on 100 units with a $10.00 per unit Public Offering Price as of the Inception Date.



                                                           Investment Summary  5

(5) Other operating expenses include a licensing fee paid to Dow Jones for use of trademarks, tradenames or other intellectual property rights but do not include brokerage cost and other transactional fees.

                                    EXAMPLE

   This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume that you reinvest your investment in a new trust every other year, the expenses do not change and the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:


1 year                                              $472
3 years                                              780
5 years                                             1,101
10 years                                            1,936


   These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any brokerage fees or transaction fees that broker-dealers may charge for processing redemption requests.

   See "Expenses of the Trust" in Part B of the prospectus for additional information.

                     ESTIMATED ANNUAL INCOME DISTRIBUTIONS


   The portfolio's estimated annual income distributions are $0.344 per unit for the first year. The amount of distributions may increase or decrease as securities in the portfolio mature, are called or are sold, as the dividends received change or as fees and expenses increase or decrease. Estimated distributions assume that all of the securities and expected dividends are delivered to the portfolio. These figures are estimates as of the business day prior to the Inception Date; actual payments may vary.


   See "Expenses of the Trust" in Part B of the prospectus for additional information.

6  Investment Summary

                 THE DOW 10-SM- STRATEGY HISTORICAL PERFORMANCE

   The sponsor intends to create future trusts that follow The Dow 10 Strategy. A trust is expected to be available upon the trust's termination. To give you some indication of the performance potential of The Dow 10 Strategy, the following table compares constructed performance of The Dow 10 Strategy stocks (but not any actual portfolio) with the actual performance of a general market index.

   The constructed returns of The Dow 10 Strategy reflect the application of the Dow 10 Strategy as of the business day prior to the beginning of every two year period commencing December 31, 1977 and assumes the portfolio is maintained for a two year period. The constructed returns of the Dow 10 Strategy include the actual sales charges and estimated expenses of the trust.

   The returns shown herein are not guarantees of future performance and should not be used as a predictor of returns to be expected in connection with the trust. The common stocks selected by The Dow 10 Strategy underperformed the DJIA and/or the S&P 500 in certain years. Accordingly, there can be no assurance that the trust's portfolio will outperform the DJIA and/or the S&P 500 over the life of the trust or over consecutive rollover periods, if available.

                                                           Investment Summary  7

                         COMPARISON OF TOTAL RETURNS(2)


                                ANNUAL HYPOTHETICAL
PORTFOLIO                     THE DOW 10-SM- STRATEGY         DJIA
SELECTION YEAR                     RETURNS(1)(2)       TOTAL RETURNS(2)(3)
--------------                     -------------       -------------------
1978                                       -4.11%                  2.79%
1979                                       13.56%                 10.55%
1980                                       23.67%                 22.16%
1981                                        1.15%                 -3.57%
1982                                       20.28%                 27.11%
1983                                       35.95%                 25.96%
1984                                        2.56%                  1.31%
1985                                       39.90%                 33.55%
1986                                       29.90%                 27.10%
1987                                        5.50%                  5.48%
1988                                       20.29%                 16.14%
1989                                       24.99%                 32.19%
1990                                      -11.37%                 -0.56%
1991                                       24.68%                 24.19%
1992                                        3.78%                  7.41%
1993                                       29.95%                 16.91%
1994                                        0.34%                  5.05%
1995                                       38.99%                 36.79%
1996                                       23.93%                 28.85%
1997                                       18.01%                 24.92%
1998                                        6.72%                 18.13%
1999                                        8.08%                 27.18%
2000                                        2.28%                 -4.72%
2001                                       -3.31%                 -5.36%
2002                                       12.27%                -14.94%
2003 (through 9/30/03)                      6.38%                 13.10%


(1) The Dow 10 Strategy common stocks were selected by applying The Dow 10 Strategy on the business day prior to the beginning of each two year commencing in December 31, 1977. The Dow 10 Strategy common stocks were selected by applying the Dow 10 Strategy as of the business day prior to the beginning of each two year period and assumes that the portfolio is maintained for the two year period. The Dow 10 Strategy includes common stocks listed in the DJIA and S&P 500. To determine the hypothetical returns, the total maximum sales charge of 3.95% is assumed for the initial year of the table and the additional rollover sales charge of 2.95% is assumed to be applied every two years beginning in 1980. Operating expenses of 0.2962% are assumed for the initial year of the table and every "even" year thereafter (e.g. 1980, 1982, 1984 etc.). Operating expenses of 0.2462% are assumed for 1979 and every "odd" year thereafter (e.g. 1981, 1983, 1985 etc.).
(2) To compute Total Returns, we assume reinvestment of dividends and we add changes in market value and dividends that would have been received during the year, and divide the sum by the opening market value for the year. Return from a trust will differ from constructed The Dow 10 Strategy returns for several reasons including the following:


    - a trust bears brokerage commissions in buying and selling stocks; The Dow 10 Strategy returns do not reflect any commissions;



    - The Dow 10 Strategy returns are for calendar years, while a trust begins and ends on a specific date;


    - The Dow 10 Strategy was applied at the beginning of each two year period. The performance of the Dow 10 Strategy would be different if the stocks were selected on different dates;

    - units are bought and sold based on the closing stock prices on the exchange, while the trust may buy and sell stocks at prices during the trading day;

    -  the trust may not be fully invested at all times;

    -  stocks in the trust may not be weighted equally at all times; and

    - securities are often purchased or sold at prices different from the closing prices used in buying and selling units.

    These hypothetical results represent the past performance of The Dow 10 Strategy and not the actual trust. Past performance does not guarantee future results. Although the trust seeks to achieve a better performance than the S&P 500 and the DJIA, there can be no assurance that the trust will achieve a better performance over any investment period in the trust or over rollover periods, if successive trusts are available.

(3)  The DJIA returns assume dividends are reinvested as they are received.

8  Investment Summary

                                TRUST PORTFOLIO


CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 158
DOW 10-SM- PORTFOLIO (2-YEAR), 4TH QUARTER 2003
THE TRUST PORTFOLIO AS OF THE INCEPTION DATE, OCTOBER 1, 2003

--------------------------------------------------------------------------------


                                                                     Percentage  Price
 Ticker           Company                                   Initial      of       per        Cost to
 Symbol           Name(1)                  Industry         Shares   Portfolio   Share   Portfolio(2)(3)
 -------------------------------------------------------------------------------------------------------

 MO      Altria Group Incorporated  Consumer Staples          344      10.00%    $43.80     $ 15,067
 T       AT&T Corporation           Telecommunication
                                    Services                  700      10.00      21.55       15,085
 C       Citigroup Incorporated     Financials                329      10.00      45.51       14,973
 DD      E.I. DuPont de Nemours &   Materials                 377      10.00      40.01       15,084
         Company
 XOM     Exxon Mobil Corporation    Energy                    409      10.00      36.60       14,969
 GM      General Motors             Consumer Discretionary    372      10.00      40.93       15,226
         Corporation
 HON     Honeywell International    Industrials               571      10.00      26.35       15,046
         Incorporated
 JPM     J.P. Morgan Chase &        Financials                439      10.00      34.33       15,071
         Company
 MRK     Merck & Co. Incorporated   Health Care               299      10.00      50.62       15,135
 SBC     SBC Communications         Telecommunication
         Incorporated               Services                  686      10.00      22.25       15,264
                                                                                            --------
                                                                                            $150,920
                                                                                            ========



(1) All securities are represented entirely by contracts to purchase securities, which were entered into by the sponsor on September 30, 2003. All contracts for securities are expected to be settled by the initial settlement date for the purchase of units.

(2) Valuation of securities by the evaluator was made using the market value per share as of the Evaluation Time on September 30, 2003. For securities quoted on a national or foreign securities exchange or Nasdaq National Market System, securities are generally valued at the closing sales price.

(3)  There was a $136 loss to the sponsor on the Inception Date.



                                                Understanding Your Investment  9

                             EQUITY DIVIDEND INCOME
                                   PORTFOLIO
                               (2-YEAR), SERIES 2


                              INVESTMENT OBJECTIVE


   The Dividend Income Trust seeks to provide dividend income potential coupled with the potential for long-term capital appreciation.


                         PRINCIPAL INVESTMENT STRATEGY


   The Dividend Income Trust consists of a diversified portfolio of dividend-paying equity securities. The sponsor believes that dividends are often a good indicator of a corporation's current financial condition and furthermore, they may signal management's belief of a profitable future for the corporation. According to Bloomberg, 46% of the total return of the Standard & Poor's 500 Index for the period August 31, 1983 through August 31, 2003 has come from dividend reinvestment. Investors seeking to return to the often-volatile equity markets may consider the income available from a group of dividend-paying stocks as a logical first step toward re-entry into the markets.


   See "Investment Policies" in Part B of the prospectus for more information.

                               SECURITY SELECTION
   Through proprietary research, the sponsor will strive to select a diverse, domestic portfolio of above-average dividend-paying stocks that the sponsor believes are trading at sound valuations based on several measures, such as price-to-earnings, price-to-cash flow and price-to-sales. The sponsor will also focus on stocks with dividend yields that are greater than the Standard & Poor's 500 Index, stocks with a strong history of increasing their dividends, and stocks that the sponsor believes are financially sound enough to continue to pay dividends for the life of the trust.

   As of the initial date of deposit (the "INCEPTION DATE") the securities in the trust are approximately equally dollar weighted.

                                 FUTURE TRUSTS

   The sponsor intends to create future trusts that follow the same investment strategy. One such trust is expected to be available approximately one year after the trust's Inception Date and upon the trust's termination. If these future trusts are available, you may be able to reinvest into one of the trusts at a reduced sales charge. Each trust is designed to be part of a longer term strategy.

                           PORTFOLIO DIVERSIFICATION
                           (AS OF THE INCEPTION DATE)


SECTOR                                              TOTAL %
------                                              -------
Financials                                           29.58%
Utilities                                            14.23%
Consumer Discretionary                               11.31%
Industrials                                           9.22%
Consumer Staples                                      8.23%
Energy                                                6.36%
Materials                                             5.67%
Telecommunication Services                            5.39%
Health Care                                           5.08%
Information Technology                                4.93%
                                                    ------
Total                                                  100%
                                                    ======


10  Investment Summary

                                PRINCIPAL RISKS

   As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

   - STOCK PRICES CAN BE VOLATILE. The value of your investment may fall over time.

   - THE SPONSOR DOES NOT ACTIVELY MANAGE THE PORTFOLIO. The trust will generally hold, and may continue to buy, the same stocks even though the stock's outlook or its market value or yield may have changed.


   - Share prices or dividend rates on the stocks may decline during the life of the trust.


   - The trust is considered to be concentrated in securities issued by companies in the financial services industry. A concentration makes the trust subject to more risk. These include banks, insurance companies and investment firms. NEGATIVE DEVELOPMENTS IN THE FINANCIAL SERVICES INDUSTRY WILL AFFECT THE VALUE OF YOUR INVESTMENT. For example, the profitability of financial service providers is largely dependent upon the availability and cost of capital which in turn may fluctuate significantly in response to changes in interest rates and general economic developments. In particular, the following financial service providers are subject to the following risks:

      - Banks and thrifts must contend with volatile interest rates; the adverse effects of economic recession; competition; portfolio concentrations in geographic markets and in real estate loans; and significant regulation.

      - Insurance companies must contend with interest rate movements; the imposition of premium rate caps; competition and pressure to compete globally; weather catastrophes and other disasters that require payouts; mortality rates; and government regulation or tax law changes.

      - Investment firms must contend with shrinking profit margins due to new competitors; the cost of new technology; and the pressure to compete globally.

   See "Risk Factors" in Part B of the prospectus and "Investment Risks" in Part A of the prospectus for additional information.

                               WHO SHOULD INVEST

   You should consider this investment if:

   -  The trust represents only a portion of your overall investment portfolio.

   - The trust is part of a longer-term investment strategy that includes the investment in subsequent portfolios, if available.

   - The trust is combined with other investment vehicles to provide diversification of method to your overall portfolio.

   You should not consider this investment if:

   -  You are uncomfortable with the trust's strategy.

   -  You are uncomfortable with the risks of an unmanaged investment in stocks.

   -  You want high current income or capital preservation.

                                                          Investment Summary  11

--------------------------------------------------------------------------------

                             ESSENTIAL INFORMATION
                           (AS OF THE INCEPTION DATE)


UNIT PRICE AT INCEPTION (PUBLIC OFFERING PRICE)  $10.00


INCEPTION DATE                                                   October 1, 2003



TERMINATION DATE                                                 October 3, 2005



DISTRIBUTION DATES                                       25th day of each month,
                                                    commencing November 25, 2003



RECORD DATES                                             15th day of each month,
                                                    commencing November 14, 2003



CUSIP NUMBERS



CASH DISTRIBUTIONS (ALL ACCOUNTS)                                      18384P664


REINVESTED DISTRIBUTIONS
Standard Accounts                                                      18384P672
Fee Account                                                            18384P680



TICKER                                                                    CEDIBX




MINIMUM INVESTMENT
Standard accounts                                               $1,000/100 units

Retirement accounts and
custodial accounts for minors                                      $250/25 units
--------------------------------------------------------------------------------

                               FEES AND EXPENSES

   The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.


                                             PERCENTAGE              AMOUNT
                                             OF PUBLIC             PER $1,000
 INVESTOR FEES                             OFFERING PRICE         INVESTED(4)
 -------------                             --------------         -----------
 INITIAL SALES FEE PAID ON PURCHASE(1)            1.00%              $10.00
 DEFERRED SALES FEE(2)                            2.45                24.50
 CREATION AND DEVELOPMENT FEE(3)                  0.50                 5.00
                                             ---------               ------
 MAXIMUM SALES FEES
 (including creation and development fee)         3.95%              $39.50
                                             =========               ======



 ESTIMATED ORGANIZATION COSTS
 (amount per 100 units paid by trust at
 end of initial offering period or after
 six months, at the discretion of the
 sponsor)                                  $       5.00
                                           ============


                                             APPROXIMATE       AMOUNT
ANNUAL FUND                                  % OF PUBLIC         PER
OPERATING EXPENSES                        OFFERING PRICE(4)   100 UNITS
------------------                        -----------------   ---------
Trustee's fee                                     0.0950%      $0.950
Sponsor's supervisory fee                         0.0300        0.300
Evaluator's fee                                   0.0350        0.350
Bookkeeping and administrative fee                0.0250        0.250
Estimated other trust operating
 expenses(5)                                      0.0162        0.162
                                            ------------       ------
Total                                             0.2012%      $2.012
                                            ============       ======


(1) The initial sales fee provided above is based on the unit price on the Inception Date. Because the initial sales fee equals the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee ("C&D FEE") (as described below), the percentage and dollar amount of the initial sales fee will vary as the unit price varies and after deferred charges begin. Despite the variability of the initial sales fee, each investor is obligated to pay the entire applicable maximum sales fee.
(2) The deferred sales fee is fixed at $0.245 per unit and is deducted in monthly installments of $0.0817 per unit on the last business day of March, 2004 and April, 2004 and $0.0816 on the last business day of May 2004. The percentage provided is based on a $10 unit as of the Inception Date and the percentage amount will vary over time.
(3) The C&D Fee compensates the sponsor for creating and developing your trust. The actual C&D Fee is $0.05 per unit and is paid to the sponsor at the close of the initial offering period which is expected to be four months from the Inception Date. The percentages provided are based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If the unit price exceeds $10.00 per unit, the C&D Fee will be less than 0.50%; if the unit price is less than $10.00 per unit, the C&D Fee will exceed 0.50%.
(4) Based on 100 units with a $10.00 per unit Public Offering Price as of the Inception Date.
(5) Other operating expenses do not include brokerage cost and other transactional fees.



12  Investment Summary

                                    EXAMPLE

   This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume that you reinvest your investment in a new trust every other year, the expenses do not change and the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:


1 year                                              $ 468
3 years                                               766
5 years                                             1,079
10 years                                            1,887


   These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any brokerage fees or transaction fees that broker-dealers may charge for processing redemption requests.

   See "Expenses of the Trust" in Part B of the prospectus for additional information.

                     ESTIMATED ANNUAL INCOME DISTRIBUTIONS


   The portfolio's estimated annual income distributions are $0.360 per unit for the first year. The amount of distributions may increase or decrease as securities in the portfolio mature, are called or are sold, as the dividends received change or as fees and expenses increase or decrease. Estimated distributions assume that all of the securities and expected dividends are delivered to the portfolio. These figures are estimates as of the business day prior to the Inception Date; actual payments may vary.


   See "Expenses of the Trust" in Part B of the prospectus for additional information.

                                                          Investment Summary  13

                                TRUST PORTFOLIO


CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 158
EQUITY DIVIDEND INCOME PORTFOLIO (2-YEAR), SERIES 2
THE TRUST PORTFOLIO AS OF THE INCEPTION DATE, OCTOBER 1, 2003

--------------------------------------------------------------------------------


                                                                    Percentage  Price
Ticker           Company                                   Initial      of       per        Cost to
Symbol           Name(1)                  Industry         Shares   Portfolio   Share   Portfolio(2)(3)
-------------------------------------------------------------------------------------------------------
ALE     Allete Incorporated        Industrials                137      2.52%    $27.38     $  3,751
AT      Alltel Corporation         Telecommunication           81      2.52      46.34        3,754
                                   Services
MO      Altria Group Incorporated  Consumer Staples            72      2.10      43.80        3,154
AEE     Ameren Corporation         Utilities                   60      1.72      42.91        2,575
BAC     Bank of America            Financials                  55      2.83      78.04        4,292
        Corporation
BMY     Bristol-Myers Squibb       Health Care                148      2.52      25.66        3,798
        Company
CF      Charter One Financial      Financials                 140      2.83      30.60        4,284
        Incorporated
CVX     ChevronTexaco Corporation  Energy                      53      2.51      71.45        3,787
C       Citigroup Incorporated     Financials                  93      2.83      45.51        4,232
CNB     Colonial Bancgroup         Financials                 295      2.83      14.44        4,260
        Incorporated
CFBX    Community First            Financials                 162      2.83      26.43        4,282
        Bankshares Incorporated
CAG     ConAgra Foods              Consumer Staples           147      2.10      21.24        3,122
        Incorporated
COP     ConocoPhillips             Energy                      70      2.52      54.75        3,833
ED      Consolidated Edison        Utilities                   63      1.72      40.76        2,568
        Incorporated
CBE     Cooper Industries          Industrials                 77      2.52      48.03        3,698
        Incorporated
DOW     Dow Chemical Company       Materials                  114      2.52      32.54        3,710
EMN     Eastman Chemical Company   Materials                  114      2.83      33.50        3,819
EDS     Electronic Data Systems    Information Technology     188      2.52      20.20        3,798
        Corporation
GE      General Electric Company   Industrials                127      2.52      29.81        3,786
GM      General Motors             Consumer Discretionary     105      2.83      40.93        4,298
        Corporation
HE      Hawaiian Electric          Utilities                   59      1.72      43.53        2,568
        Industries Incorporated
HPQ     Hewlett-Packard Company    Information Technology     197      2.52      19.36        3,814
JPM     J.P. Morgan Chase &        Financials                 123      2.83      34.33        4,223
        Company
KEY     KeyCorp                    Financials                 167      2.83      25.57        4,270


14  Understanding Your Investment

                                                                    Percentage  Price
Ticker          Company                                    Initial     of        per       Cost to
Symbol          Name(1)                  Industry          Shares   Portfolio   Share   Portfolio(2)(3)
-------------------------------------------------------------------------------------------------------
STAR    Lone Star Steakhouse &     Consumer Discretionary     205      2.83     $20.90     $  4,285
        Saloon Incorporated
MRO     Marathon Oil Corporation   Energy                     133      2.52      28.50        3,791
MAY     May Department Stores      Consumer Discretionary     175      2.83      24.63        4,310
        Company
MRK     Merck & Company            Health Care                 75      2.52      50.62        3,797
        Incorporated
GAS     Nicor Incorporated         Utilities                   74      1.72      35.14        2,600
OGE     OGE Energy Corporation     Utilities                  114      1.72      22.59        2,575
PGN     Progress Energy            Utilities                   58      1.72      44.46        2,579
        Incorporated
RJR     R.J. Reynolds Tobacco      Consumer Staples            80      2.10      39.54        3,163
        Holdings Incorporated
DNY     R.R. Donnelley & Sons      Industrials                152      2.52      24.87        3,780
        Company
SBC     SBC Communications         Telecommunication          172      2.52      22.25        3,827
        Incorporated               Services
SPC     St. Paul Cos.              Financials                 114      2.83      37.03        4,221
SWK     Stanley Works              Consumer Discretionary     145      2.83      29.52        4,280
UPC     Union Planters             Financials                 134      2.83      31.64        4,240
        Corporation
WDR     Waddell & Reed Financial   Financials                 176      2.83      23.57        4,148
        Incorporated
WFSL    Washington Federal         Financials                 169      2.83      25.21        4,260
        Incorporated
WM      Washington Mutual          Financials                 109      2.83      39.37        4,291
        Incorporated
                                                                                           --------
                                                                                           $149,823
                                                                                           ========



(1) All securities are represented entirely by contracts to purchase securities, which were entered into by the sponsor on September 30, 2003. All contracts for securities are expected to be settled by the initial settlement date for the purchase of units.

(2) Valuation of securities by the evaluator was made using the market value per share as of the Evaluation Time on September 30, 2003. For securities quoted on a national or foreign securities exchange or Nasdaq National Market System, securities are generally valued at the closing sales price.

(3)  There was a $150 loss to the sponsor on the Inception Date.



                                               Understanding Your Investment  15

UNDERSTANDING YOUR INVESTMENT
--------------------------------------------------------------------------------

                                HOW TO BUY UNITS


   You can buy units of your trust on any business day by contacting your financial professional. Public offering price are available daily on the Internet at www.claymoresecurities.com. The unit price includes:


   -  the value of the stocks,

   -  the initial sales fee, and

   -  cash and other net assets in the portfolio.

   We often refer to the purchase price of units as the "OFFER PRICE" or the "PUBLIC OFFERING PRICE." We must receive your order to buy units prior to the close of the New York Stock Exchange (normally 4:00 p.m. Eastern time) to give you the price for that day. If we receive your order after this time, you will receive the price computed on the next business day.


   VALUE OF THE STOCKS. The sponsor serves as the evaluator of your trust (the "EVALUATOR"). We determine the value of the stocks as of the close of the New York Stock Exchange on each day that the exchange is open (the "EVALUATION TIME").


   PRICING THE STOCKS. We generally determine the value of stocks using the last sale price for stocks traded on a national or foreign securities exchange or the Nasdaq Stock Market. In some cases we will price a stock based on the last asked or bid price in the over-the-counter market or by using other recognized pricing methods. We will only do this if a stock is not principally traded on a national or foreign securities exchange or the Nasdaq Stock Market, or if the market quotes are unavailable or inappropriate.


   The sponsor determined the initial prices of the stocks shown in "Trust Portfolio" for your trust in this prospectus. The sponsor determined these initial prices as described above at the close of the New York Stock Exchange on the business day before the date of this prospectus. On the first day we sell units we will compute the unit price as of the close of the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later.


   ORGANIZATION COSTS. During the initial offering period, part of your purchase price includes a per unit amount sufficient to reimburse us for some or all of the costs of creating your trust. These costs include the costs of preparing the registration statement and legal documents, legal fees, federal and state registration fees and the initial fees and expenses of the trustee. Your trust will sell stocks to reimburse us for these costs at the end of the initial offering period or after six months, at the discretion of the sponsor.

   TRANSACTIONAL SALES FEE. You pay a fee when you buy units. We refer to this fee as the "TRANSACTIONAL SALES FEE." The transactional sales fee has both an initial and a deferred component and is 3.45% of the Public Offering Price based on a $10 unit. This percentage amount of the transactional sales fee is based on the unit price on the Inception Date. Because the transactional sales fee equals the difference between the maximum sales fee and the C&D Fee, the percentage and dollar amount of the transactional sales fee will vary as the unit price varies. The transactional sales fee does not include the C&D Fee

16  Understanding Your Investment
which is described under "Expenses of the Trust" in Part B of the Prospectus and in "Fees and Expenses" in Part A of the Prospectus.

   INITIAL SALES FEE. Based on a $10 unit, the initial sales fee is initially 1% of the Public Offering Price. The initial sales fee, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge (3.95% of the Public Offering Price) and the sum of the maximum remaining deferred sales fees and the C&D Fee (initially $0.295 per unit). The dollar amount and percentage amount of the initial sales fee will vary over time.

   DEFERRED SALES FEE. To keep your money working longer, we defer payment of the rest of the transactional sales fee through the deferred sales fee ($0.245 per unit).

   REDUCING YOUR SALES FEE. We offer a variety of ways for you to reduce the maximum sales fee you pay. It is your financial professional's responsibility to alert us of any discount when you order units. Since the deferred sales fee and the C&D Fee are a fixed dollar amount per unit, your trust must charge the deferred sales fee and the C&D Fee per unit regardless of any discounts. However, if you are eligible to receive a discount such that your total maximum sales fee is less than the fixed dollar amount of the deferred sales fee and the C&D Fee, we will credit you the difference between your maximum sales fee and the sum of the deferred sales fee and the C&D Fee at the time you buy units.

   LARGE PURCHASES. You can reduce your maximum sales fee by increasing the size of your investment.

   INVESTORS WHO MAKE LARGE PURCHASES ARE ENTITLED TO THE FOLLOWING SALES CHARGE
REDUCTIONS:

                           Sales Charge
                            Reductions
                          (as a % of the
                              Public
  Purchase Amount(1)     Offering Price)
  ------------------     ---------------
Less than $50,000                   0%
$50,000 - $99,999                0.25
$100,000 - $249,999              0.50
$250,000 - $499,999              0.75
$500,000 - $999,999              1.50
$1,000,000 or more               2.20

(1) Sales charge reductions are computed both on a dollar basis and on the basis of the number of units purchased, at any point of purchase, using the equivalent of 5,000 units to $50,000, 10,000 units to $100,000 etc., and will be applied on that basis which is more favorable to you.

   You may AGGREGATE unit purchases by the same person on any single day from any one broker-dealer to qualify for a purchase level. You can include these purchases as your own for purposes of this aggregation:

   -  purchases by your spouse or minor children and

   -  purchases by your trust estate or fiduciary accounts.

   You may also use a LETTER OF INTENT to combine purchases over time to qualify for a purchase level. Under this option, you must give us a letter of intent to purchase a specified amount of units of any Claymore unit trust over a specified time period. The letter must specify a time period of no more than 13 months. Once you sign a letter of intent, we will reduce your fee based on your total purchase commitment as shown in the table above. If your purchases

                                               Understanding Your Investment  17
exceed the level specified in your letter, you will still receive the additional fee reduction for your purchases shown in the table above (we will not cap your discount). If your total purchases are less than the level specified in your letter, you must pay the fee difference to us. We reserve the right to redeem your units if you do not pay the difference.

   The discounts described above apply only during the initial offering period.

   ADVISORY AND FEE ACCOUNTS. We eliminate your transactional sales fee for purchases made through registered investment advisers, certified financial planners or registered broker-dealers who charge periodic fees in lieu of commissions or who charge for financial planning or for investment advisory or asset management services or provide these services as part of an investment account where a comprehensive "wrap fee" is imposed (a "FEE ACCOUNT").


   This discount applies during the initial offering period and in the secondary market. Your financial professional may purchase units with the Fee Account CUSIP number to facilitate purchases under this discount, however, we do not require that you buy units with this CUSIP number to qualify for the discount. If you purchase units with this special CUSIP number, you should be aware that all distributions will automatically reinvest into additional units of your trust. We reserve the right to limit or deny purchases of units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to your trust. We, as sponsor, will receive and you will pay the C&D Fee. See "Expenses of the Trust" in Part B of the Prospectus.



   EXCHANGE OR ROLLOVER OPTION. If you are buying units of the trust in the primary market with redemption or termination proceeds from any other Claymore unit trust, you may purchase units at 99% of the maximum Public Offering Price, which may include an upfront sales charge and a deferred sales charge. You may also buy units with this reduced sales fee if you are purchasing units in the primary market with (1) the termination proceeds from a non-Claymore unit trust with a similar investment strategy or (2) the redemption proceeds from a non-Claymore trust if such trust has a similar investment strategy and the corresponding Claymore trust provides a periodic update of that investment strategy. Such purchases entitled to this sales charge reduction may be classified as "ROLLOVER PURCHASES."


   Rollover Purchases are also subject to the C&D Fee. See "Expenses of the Trust" in Part B of the Prospectus.

   EMPLOYEES. We do not charge the portion of the transactional sales fee that we would normally pay to your financial professional for purchases made by officers, directors and employees and their family members (spouses, children and parents) of Claymore and its affiliates, or by registered representatives of selling firms and their family members (spouses, children and parents). You pay only the portion of the fee that the sponsor retains. Such purchases are also subject to the C&D Fee. This discount applies during the initial offering period and in the secondary market.

   DIVIDEND REINVESTMENT PLAN. We do not charge any transactional sales fee when you reinvest distributions from your trust into additional units of the trust. Since the deferred sales fee is a fixed dollar amount per unit, your trust must charge the deferred sales fee per unit

18  Understanding Your Investment
regardless of this discount. If you elect the distribution reinvestment plan, we will credit you with additional units with a dollar value sufficient to cover the amount of any remaining deferred sales fee that will be collected on such units at the time of reinvestment. The dollar value of these units will fluctuate over time. This discount applies during the initial offering period and in the secondary market.

   See "Purchase, Redemption and Pricing of Units" in Part B of the prospectus for more information regarding buying units.

   HOW WE DISTRIBUTE UNITS. We sell units to the public through broker-dealers and other firms. We pay part of the sales fee you pay to these distribution firms when they sell units. The distribution fee paid for a given transaction is as follows:

                                                          Concession per Unit:
                       Purchase Amount/                    (as a % of Public
                      Form of Purchase:                     Offering Price):
                      -----------------                     ----------------
      Less than $50,000                                              3.10%
      $50,000 - $99,999                                              2.85
      $100,000 - $249,999                                            2.60
      $250,000 - $499,999                                            2.35
      $500,000 - $999,999                                            1.60
      $1,000,000 or more                                             1.00
      Rollover Purchases                                             2.20
      Fee Account and Employee Purchases                             0.00

   We apply these amounts as a percent of the unit price per transaction at the time of the transaction. We also apply the different distribution levels on a unit basis using a $10 unit equivalent. For example, if a firm executes a transaction between 10,000 and 24,999 units, it earns 2.60% of the unit price.

   We generally register units for sale in various states in the U.S. We do not register units for sale in any foreign country. It is your financial professional's responsibility to make sure that units are registered or exempt from registration if you are a foreign investor or if you want to buy units in another country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. We may reject any order for units in whole or in part.


   We may gain or lose money when we hold units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price we pay for units and the price at which we sell or redeem them. We may also gain or lose money when we deposit securities to create units. For example, we lost $136 and $150 on the initial deposit of stocks into the Dow 10 Trust and the Dividend Income Trust, respectively.


   See "Purchase, Redemption and Pricing of Units" in Part B of the prospectus for additional information.

                             HOW TO SELL YOUR UNITS

   You can sell your units on any business day by contacting your financial professional or, in some cases, the trustee. Unit prices are available daily on the Internet at www.claymoresecurities.com or through your financial professional. We often refer to the sale price of units as the "BID PRICE." You pay any remaining deferred sales fee when you sell or redeem your units. Certain broker-dealers may charge a transaction fee for processing unit redemptions or sale requests.

   Until the end of the initial offering period or six months after the Inception Date, at the dis-

                                               Understanding Your Investment  19
cretion of the sponsor, the price at which the trustee will redeem units and the price at which the sponsor may repurchase units include estimated organization costs. After such period, the amount paid will not include such estimated organization costs.

   SELLING UNITS. We intend to, but are not obligated to, maintain a secondary market for units. This means that if you want to sell your units, we may buy them at the current price which is based on their net asset value. We may then resell the units to other investors at the public offering price or redeem them for the redemption price. Our secondary market repurchase price is generally the same as the redemption price. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current unit prices to determine the best price available. We may discontinue our secondary market at any time without notice. Even if we do not make a market, you will be able to redeem your units with the trustee on any business day for the current price.

   REDEEMING UNITS. You may also be able to redeem your units directly with the trustee, The Bank of New York, on any day the New York Stock Exchange is open. The trustee must receive your completed redemption request prior to the close of the New York Stock Exchange for you to receive the unit price for a particular day. (For what constitutes a completed redemption request, see "Purchase, Redemption and Pricing of Units - Redemption" in the Part B of the prospectus.) If your request is received after that time or is incomplete in any way, you will receive the next price computed after the trustee receives your completed request. Rather than contacting the trustee directly, your financial professional may also be able to redeem your units by using the Investors' Voluntary Redemptions and Sales (IVORS) automated redemption service offered through Depository Trust Company.

   If you redeem your units, the trustee will generally send you a payment for your units no later than three business days after it receives all necessary documentation.

   You can generally request an in-kind distribution of the stocks underlying your units if you own units worth at least $25,000 or you originally paid at least that amount for your units. This option is generally available only for stocks traded and held in the United States. You may not request this option in the last five business days of your trust's life. We may modify or discontinue this option at any time without notice.

   EXCHANGE OPTION. You may be able to exchange your units for units of other Claymore unit trusts at a reduced sales fee. You can contact your financial professional or Claymore for more information about trusts currently available for exchanges. Before you exchange units, you should read the prospectus carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. To qualify for a reduced sales fee, you must purchase units in a subsequent trust on the same day that you redeem units of your current trust. We may discontinue this option at any time.

   For more complete information regarding selling or redeeming your units, see "Purchase, Redemption and Pricing of Units" in Part B of the prospectus.

20  Understanding Your Investment

                                 DISTRIBUTIONS

   DIVIDENDS. Your trust generally pays dividends from its net investment income along with any excess capital on each distribution date to unitholders of record on the preceding record date. You can elect to:

   -  reinvest distributions in additional units of your trust at no fee, or

   -  receive distributions in cash.

   You may change your election by contacting your financial professional or the trustee. Once you elect to participate in a reinvestment program, the trustee will automatically reinvest your distributions into additional units at their net asset value on the distribution date. We waive the sales fee for reinvestments into units of your trust. We cannot guarantee that units will always be available for reinvestment. If units are unavailable, you will receive cash distributions. We may discontinue these options at any time without notice.

   In some cases, your trust might pay a special distribution if it holds an excessive amount of principal pending distribution. For example, this could happen as a result of a merger or similar transaction involving a company whose stock is in your portfolio. The amount of your distributions will vary from time to time as companies change their dividends or trust expenses change.

   REINVEST IN YOUR TRUST. You can keep your money working by electing to reinvest your distributions in additional units of your trust. The easiest way to do this is to have your financial professional purchase units with one of the Reinvestment CUSIP numbers listed in the "Investment Summary" section of this prospectus. You may also make or change your election by contacting your financial professional or the trustee.

   REPORTS. The trustee will send your financial professional a statement showing income and other receipts of your trust for each distribution. Each year the trustee will also provide an annual report on your trust's activity and certain tax information. You can request copies of stock evaluations to enable you to complete your tax forms and audited financial statements for your trust, if available.

   See "Administration of the Trust" in Part B of the prospectus for additional information.

                                INVESTMENT RISKS


   ALL INVESTMENTS INVOLVE RISK. This section describes the main risks that can impact the value of the stocks in your trust. You should understand these risks before you invest. Recently, equity markets have experienced significant volatility. If the value of the stocks falls, the value of your units will also fall. We cannot guarantee that your trust will achieve its objective or that your investment return will be positive over any period.



   MARKET RISK. Market risk is the risk that the value of the stocks will fluctuate. This could cause the value of your units to fall below your purchase price. Market value fluctuates in response to various factors. These can include stock market movements, purchases or sales of securities by the trust, government policies, litigation, and changes in interest rates, inflation, the financial condition of the stock's issuer or even perceptions of the issuer. Even though we carefully supervise your portfolio, you should remember that we do not manage your portfolio. Your trust will not sell a stock solely because


                                               Understanding Your Investment  21
the market value falls as is possible in a managed fund.



   LITIGATION AND LEGISLATION RISK. Your trust is also subject to litigation and legislation risk. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the trust. In addition, litigation regarding any of the issuers of the securities such as that concerning Altria Group, Incorporated, or of the industries represented by these issuers, may raise potential bankruptcy concerns and may negatively impact the share prices of these securities. We cannot predict what impact any pending or threatened litigation or any bankruptcy concerns will have on the share prices of the securities.



   CONCENTRATION RISK. When securities in a particular industry make up 25% or more of a trust, it is said to be "concentrated" in that industry which makes the trust subject to more market risk. The Dividend Income Trust is concentrated in the securities of financial services companies.



   FINANCIAL SERVICES INDUSTRY. Here is what you should know about a concentration in securities of the financial services industry:



   - Banks and thrifts must contend with volatile interest rates; the adverse effects of economic recession; competition; portfolio concentrations in geographic markets and in real estate loans; and significant regulation.



   - Insurance companies must contend with interest rate movements; the imposition of premium rate caps; competition and pressure to compete globally; weather catastrophes and other disasters that require payouts; mortality rates; and government regulation or tax law changes.



   - Investment firms must contend with shrinking profit margins due to new competitors; the cost of new technology; and the pressure to compete globally.


   See "Risk Factors" in Part B of the prospectus for additional information.

                              HOW THE TRUST WORKS

   YOUR TRUST. Your trust is a unit investment trust registered under the Investment Company Act of 1940 and the Securities Act of 1933. We created the trust under a trust agreement between Claymore Securities, Inc. (as sponsor, evaluator and supervisor) and The Bank of New York (as trustee). To create your trust, we deposited contracts to purchase stocks with the trustee along with an irrevocable letter of credit or other consideration to pay for the stocks. In exchange, the trustee delivered units of your trust to us. Each unit represents an undivided interest in the assets of your trust. These units remain outstanding until redeemed or until your trust terminates.

   CHANGING YOUR PORTFOLIO. Your trust is not a managed fund. Unlike a managed fund, we designed your portfolio to remain relatively fixed after its inception. Your trust will generally buy and sell stocks:

   -  to pay expenses,

   -  to issue additional units or redeem units,

   -  in limited circumstances to protect the trust,

22  Understanding Your Investment

   - to make required distributions or avoid imposition of taxes on the trust, or

   -  as permitted by the trust agreement.

   Your trust will generally reject any offer for securities or property other than cash in exchange for the stocks in its portfolio. However, if a public tender offer has been made for a stock or a merger or acquisition has been announced affecting a stock, your trust may either sell the stock or accept a tender offer for cash if the supervisor determines that the sale or tender is in the best interest of unitholders. The trustee will distribute any cash proceeds to unitholders. If your trust receives securities or property other than cash, it may either hold the securities or property in its portfolio or sell the securities or property and distribute the proceeds. For example, this could happen in a merger or similar transaction.

   We will increase the size of your trust as we sell units. When we create additional units, we will seek to replicate the existing portfolio. When your trust buys stocks, it will pay brokerage or other acquisition fees. You could experience a dilution of your investment because of these fees and fluctuations in stock prices between the time we create units and the time your trust buys the stocks. When your trust buys or sells stocks, we may direct that it place orders with and pay brokerage commissions to brokers that sell units or are affiliated with your trust. We may consider whether a firm sells units of our trusts when we select firms to handle these transactions.

   TERMINATION OF YOUR TRUST. Your trust will terminate no later than the termination date listed in the "Investment Summary" section of this prospectus. The trustee may terminate your trust early if the value of the trust is less than 20% of the value of the stocks in the trust at the end of the initial offering period. At this size, the expenses of your trust may create an undue burden on your investment. Investors owning two-thirds of the units in your trust may also vote to terminate the trust early. We may also terminate your trust in other limited circumstances.

   The trustee will notify you of any termination and sell any remaining stocks. The trustee will send your final distribution to you within a reasonable time following liquidation of all the stocks after deducting final expenses. Your termination distribution may be less than the price you originally paid for your units. You may be able to request an in-kind distribution of the stocks underlying your units at termination. Please refer to the section entitled "How to Sell Your Units - Redeeming Units" for information on in-kind distributions.

   See "Administration of the Trust" in Part B of the prospectus for additional information.

                              GENERAL INFORMATION

   CLAYMORE. Claymore Securities, Inc. specializes in the creation, development and distribution of investment solutions for advisors and their valued clients. In November 2001, we changed our name from Ranson & Associates, Inc. to Claymore Securities, Inc. During our history we have been active in public and corporate finance and have distributed bonds, mutual funds and unit trusts in the primary and secondary markets. We are a registered broker-dealer and member of the National Association of Securities Dealers, Inc. If we fail to or cannot perform our duties as sponsor or become bankrupt, the trustee may replace us, continue to operate your trust without a sponsor, or terminate your trust. You can contact us at our head-

                                               Understanding Your Investment  23
quarters at 210 North Hale Road, Wheaton, Illinois 60187 or by using the contacts listed on the back cover of this prospectus. Claymore personnel may from time to time maintain a position in certain stocks held by the trust.

   Claymore and your trust have adopted a code of ethics requiring Claymore's employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your trust.

   See "Administration of the Trust" in Part B of the prospectus for additional information.

   THE TRUSTEE. The Bank of New York is the trustee of your trust. It is a trust company organized under New York law. You can contact the trustee by calling the telephone number on the back cover of this prospectus or write to Unit Investment Trust Division, 101 Barclay Street, 20th Fl., New York, New York 10286. We may remove and replace the trustee in some cases without your consent. The trustee may also resign by notifying Claymore and investors.

   See "Administration of the Trust" in Part B of the prospectus for additional information.

                                    EXPENSES

   Your trust will pay various expenses to conduct its operations. The "Investment Summary" section of this prospectus shows the estimated amount of these expenses.

   Your trust will pay a fee to the trustee for its services. The trustee also benefits when it holds cash for your trust in non-interest bearing accounts. Your trust will reimburse us as supervisor and evaluator for providing portfolio supervisory services and for evaluating your portfolio. Our reimbursements may exceed the costs of the services we provide to your trust but will not exceed the costs of services provided to all Claymore unit investment trusts in any calendar year. All of these fees may adjust for inflation without your approval.

   Your trust will pay a fee to the sponsor for creating and developing the trust, including determining the trust objective, policies, composition and size, selecting service providers and information services, and for providing other similar administrative and ministerial functions. Your trust pays this "creation and development fee" of $0.05 per unit from the assets of the trust as of the close of the initial public offering period. The sponsor does not use the fee to pay distribution expenses or as compensation for sales efforts.

   Your trust will also pay its general operating expenses, including any licensing fees. Your trust may pay expenses such as trustee expenses (including legal and auditing expenses), various governmental charges, fees for extraordinary trustee services, costs of taking action to protect your trust, costs of indemnifying the trustee and Claymore, legal fees and expenses, expenses incurred in contacting you and costs incurred to reimburse the trustee for advancing funds to meet distributions. Your trust may pay the costs of updating its registration statement each year. The trustee may sell securities to pay trust expenses.

   See "Expenses of the Trust" in Part B of the prospectus for additional information.

24  Understanding Your Investment

                         REPORT OF INDEPENDENT AUDITORS


UNITHOLDERS
CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 158



We have audited the accompanying statements of financial condition, including the trust portfolios set forth on pages 9, 14 and 15 of this prospectus, of Claymore Securities Defined Portfolios, Series 158, as of October 1, 2003, the initial date of deposit. These statements of financial condition are the responsibility of the trusts' sponsor. Our responsibility is to express an opinion on these statements of financial condition based on our audit.



   We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition. Our procedures included confirmation with The Bank of New York, trustee, of cash deposited for the purchases of securities, as shown in the statements of financial condition as of October 1, 2003. An audit also includes assessing the accounting principles used and significant estimates made by the sponsor, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statements of financial condition provides a reasonable basis for our opinion.



   In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Claymore Securities Defined Portfolios, Series 158 as of October 1, 2003, in conformity with accounting principles generally accepted in the United States of America.


                                                              Grant Thornton LLP


Chicago, Illinois
October 1, 2003


                                               Understanding Your Investment  25

CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 158



STATEMENTS OF FINANCIAL CONDITION
AS OF THE INCEPTION DATE, OCTOBER 1, 2003



                                                        Dividend
                                             Dow 10      Income
                                             Trust       Trust
                                             -----       -----
INVESTMENT IN STOCKS
Sponsor's contracts to purchase
 underlying stocks backed by cash
 deposited(1)(2)........................    $150,920    $149,823
                                            --------    --------
                                             150,920     149,823
                                            ========    ========
LIABILITIES AND INTEREST OF INVESTORS
Liabilities:
  Organization costs(3).................    $    762    $    757
  Deferred sales fee(4).................       3,735       3,708
                                            --------    --------
                                               4,497       4,465
Interest of investors:
  Cost to investors(5)..................     152,440     151,340
  Less: gross underwriting commission
   and organization costs(3)(4)(5)(6)...       6,017       5,982
                                            --------    --------
  Net interest of investors.............     146,423     145,358
                                            --------    --------
    Total...............................    $150,920    $149,823
                                            ========    ========
Number of units.........................      15,244      15,134
                                            ========    ========
Net Asset Value per Unit................    $  9.605    $  9.605
                                            ========    ========


-------------------------


(1) Aggregate cost of the securities is based on the closing sale price evaluations as determined by the trustee.
(2) Cash and/or a letter of credit has been deposited with The Bank of New York, trustee, covering each fund (aggregating $151,056 and $149,973) necessary for the purchase of the securities in Dow 10 Trust and Dividend Income Trust, respectively, represented by purchase contracts.
(3) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the trusts. These costs have been estimated at $5.00 per 100 units for each trust. A distribution will be made as of the close of the initial offering period or six months after the initial date of deposit (at the discretion of the sponsor) to an account maintained by the trustee from which this obligation of the investors will be satisfied. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the public offering price will be deducted from the assets of a trust.
(4) The total transactional sales fee consists of an initial sales fee and a deferred sales fee. The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the C&D Fee. On the Inception Date, the total transactional sales fee is 3.45% (equivalent to 3.573% of the net amount invested). The deferred sales fee is equal to $0.245 per unit.
(5) The aggregate cost to investors includes the applicable transactional sales fee assuming no reduction of transactional sales fees for quantity purchases.
(6) Each trust is committed to pay a creation and development fee of $5.00 per 100 units at the close of the initial public offering period.



26  Understanding Your Investment

                     CLAYMORE SECURITIES DEFINED PORTFOLIOS
                      CLAYMORE EQUITY PORTFOLIO PROSPECTUS
                    PROSPECTUS PART B DATED OCTOBER 1, 2003


THE PROSPECTUS FOR A CLAYMORE SECURITIES DEFINED PORTFOLIO (A "TRUST") IS DIVIDED INTO TWO PARTS. PART A OF THE PROSPECTUS RELATES EXCLUSIVELY TO A PARTICULAR TRUST OR TRUSTS AND PROVIDES SPECIFIC INFORMATION REGARDING EACH TRUST'S PORTFOLIO, STRATEGIES, INVESTMENT OBJECTIVES, EXPENSES, FINANCIAL HIGHLIGHTS, INCOME AND CAPITAL DISTRIBUTIONS, HYPOTHETICAL PERFORMANCE INFORMATION, RISK FACTORS AND OPTIONAL FEATURES. PART B OF THE PROSPECTUS PROVIDES MORE GENERAL INFORMATION REGARDING THE CLAYMORE SECURITIES DEFINED PORTFOLIOS. YOU SHOULD READ BOTH PARTS OF THE PROSPECTUS AND RETAIN THEM FOR FUTURE REFERENCE. EXCEPT AS PROVIDED IN PART A OF THE PROSPECTUS, THE INFORMATION CONTAINED IN THIS PART B WILL APPLY TO EACH TRUST.

                                    CONTENTS


         General Information...............................   2
         Investment Policies...............................   2
         Risk Factors......................................   3
         Administration of the Trust.......................   8
         Expenses of the Trust.............................  12
         Portfolio Transactions and Brokerage Allocation...  14
         Purchase, Redemption and Pricing of Units.........  14
         Taxes.............................................  18
         Dow Jones Licensing Agreement.....................  19
         Experts...........................................  20
         Performance Information...........................  20

GENERAL INFORMATION

    Each trust is one of a series of separate unit investment trusts created under the name Claymore Securities Defined Portfolios and registered under the Investment Company Act of 1940 and the Securities Act of 1933. Each trust was created as a common law trust on the inception date described in the prospectus under the laws of the state of New York. Each trust was created under a trust agreement among Claymore Securities, Inc. (as sponsor, evaluator and supervisor) and The Bank of New York (as trustee).

    When your trust was created, the sponsor delivered to the trustee securities or contracts for the purchase thereof for deposit in the trust and the trustee delivered to the sponsor documentation evidencing the ownership of units of the trust. After your trust is created, the sponsor may deposit additional securities in the trust, contracts to purchase additional securities along with cash (or a bank letter of credit in lieu of cash) to pay for such contracted securities or cash (including a letter of credit) with instructions to purchase additional securities. Such additional deposits will be in amounts which will seek to maintain, for the first 90 days, as closely as possible the same original percentage relationship among the number of shares of each security in the trust established by the initial deposit of securities and, thereafter, the same percentage relationship that existed on such 90th day. If the sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because the trust will pay the associated brokerage fees.

    A trust consists of (a) the securities listed under "Trust Portfolio" in the prospectus as may continue to be held from time to time in the trust, (b) any additional securities acquired and held by the trust pursuant to the provisions of the trust agreement and (c) any cash held in the accounts of the trust. Neither the sponsor nor the trustee shall be liable in any way for any failure in any of the securities. However, should any contract for the purchase of any of the securities initially deposited in a trust fail, the sponsor will, unless substantially all of the moneys held in the trust to cover such purchase are reinvested in substitute securities in accordance with the trust agreement, refund the cash and sales charge attributable to such failed contract to all unitholders on the next distribution date.

INVESTMENT POLICIES

    The trust is a unit investment trust and is not an "actively managed" fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analysis. The portfolio of a trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from a portfolio.

    The trust agreement provides that the sponsor may (but need not) direct the trustee to dispose of a security in certain events such as the issuer having defaulted on the payment on any of its outstanding obligations or the price of a security has declined to such an extent or other such credit factors exist so that in the opinion of the sponsor the retention of such securities would be detrimental to the trust. If a public tender offer has been made for a security or a merger or acquisition has been announced affecting a security, the trustee may either sell the security or accept a tender offer for cash if the supervisor determines that the sale or tender is in the best interest of unitholders. The trustee will distribute any cash proceeds to unitholders. Pursuant to the trust agreement and with limited exceptions, the trustee may sell any securities or other properties acquired in exchange for securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property other than cash, the trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by the trust, they may be accepted for deposit in a trust and either sold by the trustee or held in a trust pursuant to the direction of the sponsor. Proceeds from the sale of securities (or any securities or other property received by the trust in exchange for securities) are credited to the Capital Account for distribution to unitholders or to meet redemptions.

    Except as stated in the trust agreement, or in the prospectus, the acquisition by the trust of any securities other than the portfolio securities is prohibited. The trustee may sell securities, designated by the sponsor, from the trust for the purpose of redeeming units of a trust tendered for redemption and the payment of expenses and for such other purposes as permitted under the trust agreement.

    Notwithstanding the foregoing, the trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in U.S. Treasury obligations which mature on or before the next applicable distribution date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.

    Proceeds from the sale of securities (or any securities or other property received by a trust in exchange for securities) are credited to the Capital Account of a trust for distribution to unitholders or to meet redemptions. Except for failed securities and as provided in the prospectus or in the trust agreement, the acquisition by a trust of any securities other than the portfolio securities is prohibited. The trustee may sell securities from a trust for limited purposes, including redeeming units tendered for redemption and the payment of expenses.

RISK FACTORS

    STOCKS. An investment in units of a trust should be made with an understanding of the risks inherent in an investment in equity securities, including the risk that the financial condition of issuers of the securities may become impaired or that the general condition of the stock market may worsen (both of which may contribute directly to a decrease in the value of the securities and thus, in the value of the units) or the risk that holders of common stock have a right to receive payments from the issuers of those stocks that is generally inferior to that of creditors of, or holders of debt obligations issued by, the issuers and that the rights of holders of common stock generally rank inferior to the rights of holders of preferred stock. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises.

    Holders of common stock incur more risk than the holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stock issued by the issuer. Holders of common stock of the type held by a trust have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stock have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis, but do not participate in other amounts available for distribution by the issuing corporation. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of capital debt securities. Indeed, the issuance of debt securities or even preferred stock will create prior claims for payment of principal, interest, liquidation preferences and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity (whose value, however, will be subject to market fluctuations prior thereto), common stocks have neither a fixed principal amount nor a maturity and have values which are subject to market fluctuations for as long as the stocks remain outstanding. The value of the securities in a portfolio thus may be expected to fluctuate over the entire life of a trust to values higher or lower than those prevailing at the time of purchase.

    The sponsor's buying and selling of the securities, especially during the initial offering of units of the trust or to satisfy redemptions of units may impact upon the value of the underlying securities and the units. The publication of the list of the securities selected for the trust may also cause increased buying activity in certain of the stocks comprising the portfolio. After such announcement, investment advisory and brokerage clients of the sponsor and its affiliates may purchase individual securities appearing on the list during the course of the initial offering period or may purchase warrants issued by the sponsor or its affiliates which are based on the performance of the securities on the list. The sponsor or its affiliates may also purchase securities as a hedge against its risk on the warrants (although generally the sponsor and its affiliates will not purchase securities for their own account until after the trust portfolio has been acquired). Such buying activity in the stock of these companies or issuance of the warrants prior to the purchase of the securities by the trust may cause the trust to purchase stocks at a higher price than those buyers who effect purchases by the trust.

    FIXED PORTFOLIO. Investors should be aware that the trust is not "managed" and as a result, the adverse financial condition of a company will not result in the elimination of its securities from the portfolio of the trust except under extraordinary circumstances. Investors should note in particular that the securities were selected on the basis of the criteria set forth in the prospectus and that the trust may continue to purchase or hold securities originally selected through this process even though the evaluation of the attractiveness of the securities may have changed. A number of the securities in the trust may also be owned by other clients of the sponsor. However, because these clients may have differing investment objectives, the sponsor may sell certain securities from those accounts in instances where a sale by the trust would be impermissible, such as to maximize return by taking advantage of market fluctuations. In the event a public tender offer is made for a security or a merger or acquisition is announced affecting a security, the sponsor may instruct the trustee to tender or sell the security on the open market when, in its opinion, it is in the best interest of the unitholders of the unit to do so. Although the portfolio is regularly reviewed and evaluated and the sponsor may instruct the trustee to sell securities under certain limited circumstances, securities will not be sold by the trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. As a result, the amount realized upon the sale of the securities may not be the highest price attained by an individual security during the life of the trust. The prices of single shares of each of the securities in the trust vary widely, and the effect of a dollar of fluctuation, either higher or lower, in stock prices will be much greater as a percentage of the lower-price stocks' purchase price than as a percentage of the higher-price stocks' purchase price.

    LIQUIDITY. Whether or not the securities are listed on a national securities exchange, the principal trading market for the securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the securities may depend on whether dealers will make a market in the securities. There can be no assurance that a market will be made for any of the securities, that any market for the securities will be maintained or of the liquidity of the securities in any markets made. In addition, a trust is restricted under the Investment Company Act of 1940 from selling securities to the sponsor. The price at which the securities may be sold to meet redemptions and the value of a trust will be adversely affected if trading markets for the securities are limited or absent.

    ADDITIONAL DEPOSITS. The trust agreement authorizes the sponsor to increase the size of a trust and the number of units thereof by the deposit of additional securities, or cash (including a letter of credit) with instructions to purchase additional securities, in such trust and the issuance of a corresponding number of additional units. If the sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because a trust will pay the associated brokerage fees. To minimize this effect, the trusts will attempt to purchase the securities as close to the evaluation time or as close to the evaluation prices as possible.

    Some of the securities may have limited trading volume. The trustee, with directions from the sponsor, will endeavor to purchase securities with deposited cash as soon as practicable reserving the right to purchase those securities over the 20 business days following each deposit in an effort to reduce the effect of these purchases on the market price of those stocks. This could, however, result in the trusts' failure to participate in any appreciation of those stocks before the cash is invested. If any cash remains at the end of this period (and such date is within the 90-day period following the inception date) and cannot be invested in one or more stocks, at what the sponsor considers reasonable prices, it intends to use that cash to purchase each of the other securities in the original proportionate relationship among those securities. Similarly, at termination of the trust, the sponsor reserves the right to sell securities over a period of up to 20 business days to lessen the impact of its sales on the market price of the securities. The proceeds received by unitholders following termination of the trust will reflect the actual sales proceeds received on the securities, which will likely differ from the closing sale price on the termination date.

    LITIGATION AND LEGISLATION. At any time litigation may be initiated on a variety of grounds, or legislation may be enacted with respect to the securities in a trust or the issuers of the securities. There can be no assurance that future litigation or legislation will not have a material adverse effect on the trust or will not impair the ability of issuers to achieve their business goals.

    TOBACCO INDUSTRY. Certain of the issuers of securities in the trust may be involved in the manufacture, distribution and sale of tobacco products. Pending litigation proceedings against such issuers in the United States and abroad cover a wide range of matters including product liability and consumer protection. Damages claimed in such litigation alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, labor unions and similar entities seeking reimbursement for health care expenditures, aggregate many billions of dollars.

    In November 1998, certain companies in the U.S. tobacco industry entered into a negotiated settlement with several states which would result in the resolution of significant litigation and regulatory issues affecting the tobacco industry generally. The proposed settlement, while extremely costly to the tobacco industry, would significantly reduce uncertainties facing the industry and increase stability in business and capital markets. Future litigation and/or legislation could adversely affect the value, operating revenues and financial position of tobacco companies. The sponsor is unable to predict the outcome of litigation pending against tobacco companies or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. These and other possible developments may have a significant impact upon both the price of such securities and the value of units of a trust containing such securities.


    FINANCIAL SERVICES RISKS. Certain of the issuers of securities in a trust may be involved in the financial services industry. An investment in units of a trust containing securities of such issuers should be made with an understanding of the problems and risks inherent in the financial services industry in general.



    Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Recently, bank profits have come under pressure as net interest margins have contracted, but volume gains have been strong in both commercial and consumer products. There is no certainty that such conditions will continue. Bank and thrift institutions had received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsided, this income diminished. Economic conditions in the real estate markets, which have been weak in the past, can have a substantial effect upon banks and thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.



    The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have undergone substantial change in recent years. The recently enacted Gramm-Leach-Bliley Act repealed most of the barriers set up by the 1933 Glass-Steagall Act which separated the banking, insurance and securities industries. Now banks, insurance companies and securities firms can merge to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation will likely result in increased merger activity and heightened competition among existing and new participants in the field. Starting in mid-1997, banks have been allowed to turn existing banks into branches. Consolidation is likely to continue. The Securities and Exchange Commission and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Additional legislative and regulatory changes may be forthcoming. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks and thrifts face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers as has been recently enacted. Among other benefits, the legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. The sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on the trust's portfolio.



    Companies involved in the insurance industry are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance. Other growth areas within the insurance industry include brokerage, reciprocals, claims processors and multi-line insurance companies. Insurance company profits are affected by interest rate levels, general economic conditions, and price and marketing competition. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.



    In addition to the normal risks of business, companies involved in the insurance industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: (i) the inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and mass tort claims, and the fact that ultimate losses could materially exceed established loss reserves which could have a material adverse effect on results of operations and financial condition; (ii) the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophe losses which could have a material adverse impact on their financial condition, results of operations and cash flow; (iii) the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claims settlement practices; (iv) the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability rating; (v) the extensive regulation and supervision to which insurance companies' subsidiaries are subject, various regulatory initiatives that may affect insurance companies, and regulatory and other legal actions;
(vi) the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; (vii) the need to adjust the effective duration of the assets and liabilities of life insurance operations in order to meet the anticipated cash flow requirements of its policyholder obligations; and
(vii) the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables.



    The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulations. The sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.



    All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations could cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.



    Environmental pollution clean-up is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to clean up. The insurance industry is involved in extensive litigation regarding coverage issues. The Comprehensive Environmental Response Compensation and Liability Act of 1980 ("SUPERFUND") and comparable state statutes ("MINI-SUPERFUND") govern the clean-up and restoration by "Potentially Responsible Parties" ("PRP'S"). Superfund and the mini-Superfunds ("ENVIRONMENTAL CLEAN-UP LAWS" or "ECLS") establish a mechanism to pay for clean-up of waste sites if PRPs fail to do so, and to assign liability to PRPs. The extent of liability to be allocated to a PRP is dependent on a variety of factors. The extent of clean-up necessary and the assignment of liability has not been established. The insurance industry is disputing many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, when and how coverage is triggered, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for clean up and waste sites not covered under Superfund. To date, courts have been inconsistent in their rulings on these issues. An insurer's exposure to liability with regard to its insureds which have been, or may be, named as PRPs is uncertain. Superfund reform proposals have been introduced in Congress, but none have been enacted. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims.



    While current federal income tax law permits the tax-deferred accumulation of earnings on the premiums paid by an annuity owner and holders of certain savings-oriented life insurance products, no assurance can be given that future tax law will continue to allow such tax deferrals. If such deferrals were not allowed, consumer demand for the affected products would be substantially reduced. In addition, proposals to lower the federal income tax rates through a form of flat tax or otherwise could have, if enacted, a negative impact on the demand for such products.



    Companies engaged in investment banking/brokerage and investment management include brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies. Earnings and share prices of companies in this industry are quite volatile, and often exceed the volatility levels of the market as a whole. Recently, ongoing consolidation in the industry and the strong stock market has benefited securities which investors believe will benefit from greater investor and issuer activity. Major determinants of future earnings of these companies are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as on the stock prices, of these companies. Furthermore, there can be no assurance that the issuers of the equity securities included in the trust will be able to respond in a timely manner to compete in the rapidly developing marketplace. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.


ADMINISTRATION OF THE TRUST

    DISTRIBUTIONS TO UNITHOLDERS. Income received by a trust is credited by the trustee to the Income Account of the trust. Other receipts are credited to the Capital Account of a trust. Income received by a trust will be distributed on or shortly after the distribution dates each year shown in the prospectus on a pro rata basis to unitholders of record as of the preceding record date shown in the prospectus. All distributions will be net of applicable expenses. There is no assurance that any actual distributions will be made since all dividends received may be used to pay expenses. In addition, excess amounts from the Capital Account of a trust, if any, will be distributed at least annually to the unitholders then of record. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. The trustee shall be required to make a distribution from the Capital Account if the cash balance on deposit therein available for distribution shall be sufficient to distribute at least $1.00 per 100 units. The trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds). The trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in U.S. Treasury obligations which mature on or before the next applicable distribution date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.

    The distribution to the unitholders as of each record date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to such portion of the unitholders' pro rata share of the dividend distributions then held in the Income Account after deducting estimated expenses. Because dividends are not received by a trust at a constant rate throughout the year, such distributions to unitholders are expected to fluctuate. Persons who purchase units will commence receiving distributions only after such person becomes a record owner. A person will become the owner of units, and thereby a unitholder of record, on the date of settlement provided payment has been received. Notification to the trustee of the transfer of units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer.

    The trustee will periodically deduct from the Income Account of a trust and, to the extent funds are not sufficient therein, from the Capital Account of a trust amounts necessary to pay the expenses of a trust. The trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of a trust. Amounts so withdrawn shall not be considered a part of a trust's assets until such time as the trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the trustee may withdraw from the Income and Capital Accounts of a trust such amounts as may be necessary to cover redemptions of units.

    DISTRIBUTION REINVESTMENT. Unitholders may elect to have distributions of capital (including capital gains, if any) or dividends or both automatically invested into additional units of their trust without a sales fee.

    Your trust will pay any deferred sales fee per unit regardless of any sales fee discounts. However, if you elect to have distributions on your units reinvested into additional units of your trust, you will be credited the amount of any remaining deferred sales charge on such additional units at the time of reinvestment.

    Unitholders who are receiving distributions in cash may elect to participate in distribution reinvestment by filing with the Program Agent an election to have such distributions reinvested without charge. Such election must be received by the Program Agent at least ten days prior to the record date applicable to any distribution in order to be in effect for such record date. Any such election shall remain in effect until a subsequent notice is received by the Program Agent.

    The Program Agent is The Bank of New York. All inquiries concerning participating in distribution reinvestment should be directed to The Bank of New York at its Unit Investment Trust Division office.

    STATEMENTS TO UNITHOLDERS. With each distribution, the trustee will furnish to each unitholder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit.

    The accounts of a trust will not be audited annually unless the sponsor determines that such an audit would be in the best interest of the unitholders of the trust. If an audit is conducted, it will be done at the related trust's expense, by independent public accountants designated by the sponsor. The accountants' report will be furnished by the trustee to any unitholder upon written request. Within a reasonable period of time after the end of each calendar year, the trustee shall furnish to each person who at any time during the calendar year was a unitholder of a trust a statement, covering the calendar year, generally setting forth for the trust:

 (A) As to the Income Account:

      (1) Income received;

      (2) Deductions for applicable taxes and for fees and expenses of the trust and for redemptions of units, if any; and

      (3) The balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; and

 (B) As to the Capital Account:

      (1) The dates of disposition of any securities and the net proceeds received therefrom;

      (2) Deductions for payment of applicable taxes and fees and expenses of the trust held for distribution to unitholders of record as of a date prior to the determination; and

      (3) The balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; and

 (C) The following information:

      (1) A list of the securities as of the last business day of such calendar year;

      (2) The number of units outstanding on the last business day of such calendar year;

      (3) The redemption price based on the last evaluation made during such calendar year;

      (4) The amount actually distributed during such calendar year from the Income and Capital Accounts separately stated, expressed both as total dollar amounts and as dollar amounts per unit outstanding on the record dates for each such distribution.

    RIGHTS OF UNITHOLDERS. A unitholder may at any time tender units to the trustee for redemption. The death or incapacity of any unitholder will not operate to terminate a trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of a trust. No unitholder shall have the right to control the operation and management of a trust in any manner, except to vote with respect to the amendment of the trust agreement or termination of a trust.

    AMENDMENT AND TERMINATION. The trust agreement may be amended by the trustee and the sponsor without the consent of any of the unitholders: (1) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (2) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; or
(3) to make such provisions as shall not adversely affect the interests of the unitholders. The trust agreement with respect to any trust may also be amended in any respect by the sponsor and the trustee, or any of the provisions thereof may be waived, with the consent of the holders of units representing 66 2/3% of the units then outstanding of the trust, provided that no such amendment or waiver will reduce the interest of any unitholder thereof without the consent of such unitholder or reduce the percentage of units required to consent to any such amendment or waiver without the consent of all unitholders of the trust. In no event shall the trust agreement be amended to increase the number of units of a trust issuable thereunder or to permit the acquisition of any securities in addition to or in substitution for those initially deposited in the trust, except in accordance with the provisions of the trust agreement. The trustee shall promptly notify unitholders of the substance of any such amendment.

    The trust agreement provides that a trust shall terminate upon the liquidation, redemption or other disposition of the last of the securities held in the trust but in no event is it to continue beyond the mandatory termination date set forth in Part A of the prospectus. If the value of a trust shall be less than the applicable minimum value stated in the prospectus (generally 20% of the total value of securities deposited in the trust during the initial offering period), the trustee may, in its discretion, and shall, when so directed by the sponsor, terminate the trust. A trust may be terminated at any time by the holders of units representing 66 2/3% of the units thereof then outstanding. In addition, the sponsor may terminate a trust if it is based on a security index and the index is no longer maintained.

    Beginning nine business days prior to, but no later than, the mandatory termination date described in the prospectus, the trustee may begin to sell all of the remaining underlying securities on behalf of unitholders in connection with the termination of the trust. The sponsor may assist the trustee in these sales and receive compensation to the extent permitted by applicable law. The sale proceeds will be net of any incidental expenses involved in the sales.

    The trustee will attempt to sell the securities as quickly as it can during the termination proceedings without in its judgment materially adversely affecting the market price of the securities, but it is expected that all of the securities will in any event be disposed of within a reasonable time after a trust's termination. The sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the securities being sold. The liquidity of any security depends on the daily trading volume of the security and the amount that the sponsor has available for sale on any particular day. Of course, no assurances can be given that the market value of the securities will not be adversely affected during the termination proceedings.

    Approximately thirty days prior to termination of certain trusts, the trustee will notify unitholders of the termination and provide a form allowing qualifying unitholders to elect an in-kind distribution (a "DISTRIBUTION IN KIND"). A unitholder who owns the minimum number of units shown in Part A of the prospectus may request a Distribution In Kind from the trustee instead of cash. The trustee will make a Distribution In Kind through the distribution of each of the securities of the trust in book entry form to the account of the unitholder's bank or broker-dealer at Depository Trust Company. The unitholder will be entitled to receive whole shares of each of the securities comprising the portfolio of a trust and cash from the Capital Account equal to the fractional shares to which the unitholder is entitled. The trustee may adjust the number of shares of any security included in a unitholder's Distribution In Kind to facilitate the distribution of whole shares. The sponsor may terminate the Distribution In Kind option at any time upon notice to the unitholders. Special federal income tax consequences will result if a unitholder requests a Distribution In Kind.

    Within a reasonable period after termination, the trustee will sell any securities remaining in a trust and, after paying all expenses and charges incurred by the trust, will distribute to unitholders thereof (upon surrender for cancellation of certificates for units, if issued) their pro rata share of the balances remaining in the Income and Capital Accounts of the trust.

    The sponsor currently intends, but is not obligated, to offer for sale units of a subsequent series of certain trusts at approximately one year after the inception date of such trusts. If the sponsor does offer such units for sale, unitholders may be given the opportunity to purchase such units at a public offering price which includes a reduced sales fee. There is, however, no assurance that units of any new series of a trust will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all unitholders.

    THE TRUSTEE. The trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its Unit Investment Trust Division offices at 101 Barclay Street, 20th Fl., New York, New York 10286, telephone 1-800-701-8178. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

    The trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of any trust. In accordance with the trust agreement, the trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of units held by, every unitholder of a trust. Such books and records shall be open to inspection by any unitholder at all reasonable times during usual business hours. The trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The trustee shall keep a certified copy or duplicate original of the trust agreement on file in its office available for inspection at all reasonable times during usual business hours by any unitholder, together with a current list of the securities held in each trust. Pursuant to the trust agreement, the trustee may employ one or more agents for the purpose of custody and safeguarding of securities comprising a trust.

    Under the trust agreement, the trustee or any successor trustee may resign and be discharged of a trust created by the trust agreement by executing an instrument in writing and filing the same with the sponsor. The trustee or successor trustee must mail a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The sponsor may at any time remove the trustee, with or without cause, and appoint a successor trustee as provided in the trust agreement. Notice of such removal and appointment shall be mailed to each unitholder by the sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

    THE SPONSOR. Claymore Securities, Inc. specializes in the creation, development and distribution of investment solutions for advisors and their valued clients. Claymore Securities, Inc. was created as Ranson &
Associates, Inc., in 1995 and is the successor sponsor to unit investment trusts formerly sponsored by EVEREN Unit Investment Trusts, a service of EVEREN Securities, Inc. Claymore Securities, Inc. is also the sponsor and successor sponsor of Series of Ranson Unit Investment Trusts and The Kansas Tax-Exempt Trust and Multi-State Series of The Ranson Municipal Trust. On October 29, 2001, Ranson & Associates, Inc. was acquired by Claymore Group LLC. The sale to Claymore Group LLC was financed by a loan from The Bank of New York, the trustee. In November 2001, the sponsor changed its name from Ranson & Associates, Inc. to Claymore Securities, Inc. Claymore Securities, Inc. has been active in public and corporate finance and has sold bonds and unit investment trusts and maintained secondary market activities relating thereto. At present, Claymore Securities, Inc. which is a member of the National Association of Securities Dealers, Inc., is the sponsor to each of the above-named unit investment trusts. The sponsor's offices are located at 210 North Hale Street, Wheaton, Illinois 60187 and at 620 West Germantown Pike, Suite 440, Plymouth Meeting, Pennsylvania 19462.

    If at any time the sponsor shall fail to perform any of its duties under the trust agreement or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the trustee may (a) appoint a successor sponsor at rates of compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission, or (b) terminate the trust agreement and liquidate any trust as provided therein, or (c) continue to act as trustee without terminating the trust agreement.

    THE SUPERVISOR AND THE EVALUATOR. Claymore Securities, Inc., the sponsor, also serves as evaluator and supervisor. The evaluator and supervisor may resign or be removed by the trustee in which event the trustee is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the evaluator no successor has accepted appointment within thirty days after notice of resignation, the evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such registration or removal and appointment shall be mailed by the trustee to each unitholder.

    LIMITATIONS ON LIABILITY. The sponsor is liable for the performance of its obligations arising from its responsibilities under the trust agreement, but will be under no liability to the unitholders for taking any action or refraining from any action in good faith pursuant to the trust agreement or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct or its reckless disregard for its duties thereunder. The sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any securities.

    The trust agreement provides that the trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, securities or certificates except by reason of its own gross negligence, bad faith or willful misconduct, or its reckless disregard for its duties under the trust agreement, nor shall the trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the trustee of any securities. In the event that the sponsor shall fail to act, the trustee may act and shall not be liable for any such action taken by it in good faith. The trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the securities or upon the interest thereof. In addition, the trust agreement contains other customary provisions limiting the liability of the trustee.

    The trustee and unitholders may rely on any evaluation furnished by the evaluator and shall have no responsibility for the accuracy thereof. The trust agreement provides that the determinations made by the evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the evaluator shall be under no liability to the trustee or unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the trust agreement.

EXPENSES OF THE TRUST

    The sponsor does not charge a trust an annual advisory fee. The sponsor will receive a portion of the sale commissions paid in connection with the purchase of units and will share in profits, if any, related to the deposit of securities in the trust. The sponsor and/or its affiliates do, also, receive an annual fee as set forth in Part A of the prospectus for maintaining surveillance over the portfolio and for performing certain administrative services for the Trust (the "SPONSOR'S SUPERVISORY FEE"). In providing such supervisory services, the sponsor may purchase research from a variety of sources, which may include dealers of the trusts. If so provided in Part A of the prospectus, the sponsor may also receive an annual fee for providing bookkeeping and administrative services for a trust (the "BOOKKEEPING AND ADMINISTRATIVE FEE"). Such services may include, but are not limited to, the preparation of various materials for unitholders and providing account information to the unitholders. If so provided in Part A of the prospectus, the evaluator may also receive an annual fee for performing evaluation services for the trusts (the "EVALUATOR'S FEE"). In addition, if so provided in Part A of the prospectus, a trust may be charged an annual licensing fee to cover licenses for the use of service marks, trademarks, trade names and intellectual property rights and/or for the use of databases and research. The trust will bear all operating expenses. Estimated annual trust operating expenses are as set forth in Part A of the prospectus; if actual expenses are higher than the estimate, the excess will be borne by the trust. The estimated expenses include listing fees but do not include the brokerage commissions and other transactional fees payable by the trust in purchasing and selling securities.

    The trustee receives for its services that fee set forth in Part A of the prospectus. The trustee's fee, which is calculated monthly, is based on the largest number of units of a trust outstanding at any time during the primary offering period. After the primary offering period, the fee shall accrue daily and be based on the number of units outstanding on the first business day of each calendar year in which the fee is calculated or the number of units outstanding at the end of the primary offering period, as appropriate. The Sponsor's Supervisory Fee, the Bookkeeping and Administrative Fee and the Evaluator's Fee are calculated monthly and are based on the largest number of units outstanding at any time during the period for which such compensation is being computed. The trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the trustee are retained by the trustee. Part of the trustee's compensation for its services to a trust is expected to result from the use of these funds. In addition, the Sponsor's Supervisory Fee, Bookkeeping and Administrative Fee, Evaluator's Fee and the Trustee's Fee may be adjusted in accordance with the cumulative percentage increase of the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent" since the establishment of the trust. In addition, with respect to any fees payable to the sponsor or an affiliate of the sponsor for providing bookkeeping and other administrative services, supervisory services and evaluation services, such individual fees may exceed the actual costs of providing such services for a trust, but at no time will the total amount received for such services, in the aggregate, rendered to all unit investment trusts of which Claymore is the sponsor in any calendar year exceed the actual cost to the sponsor or its affiliates of supplying such services, in the aggregate, in such year.

    The trust will also will pay a fee to the sponsor for creating and developing the trust, including determining the trust objective, policies, composition and size, selecting service providers and information services, and for providing other similar administrative and ministerial functions. Your trust pays this "creation and development fee" as a fixed dollar amount at the close of the initial offering period. The sponsor does not use the fee to pay distribution expenses or as compensation for sales efforts.

    The following additional charges are or may be incurred by the trust:
(a) fees for the trustee's extraordinary services; (b) expenses of the trustee (including legal and auditing expenses, but not including any fees and expenses charged by an agent for custody and safeguarding of securities) and of counsel, if any; (c) various governmental charges; (d) expenses and costs of any action taken by the trustee to protect the trust or the rights and interests of the unitholders; (e) indemnification of the trustee for any loss, liability or expense incurred by it in the administration of the trust not resulting from gross negligence, bad faith or willful misconduct on its part;
(f) indemnification of the sponsor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful malfeasance or its reckless disregard for its obligations under the trust agreement; (g) any offering costs incurred after the end of the initial offering period; and (h) expenditures incurred in contacting unitholders upon termination of the trust. The fees and expenses set forth herein are payable out of a trust and, when owing to the trustee, are secured by a lien on the trust. Since the securities are all stocks, and the income stream produced by dividend payments, if any, is unpredictable, the sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of a trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the trust, the trustee has the power to sell securities to pay such amounts. These sales may result in capital gains or losses to unitholders. It is expected that the income stream produced by dividend payments may be insufficient to meet the expenses of a trust and, accordingly, it is expected that securities will be sold to pay all of the fees and expenses of the trust.

    The trust shall also bear the expenses associated with updating the trust's registration statement and maintaining registration or qualification of the units and/or a trust under federal or state securities laws subsequent to initial registration. Such expenses shall include legal fees, accounting fees, typesetting fees, electronic filing expenses and regulatory filing fees. The expenses associated with updating registration statements have been historically paid by a unit investment trust's sponsor.

PORTFOLIO TRANSACTIONS AND BROKERAGE ALLOCATION

    When a trust sells securities, the composition and diversity of the securities in the trust may be altered. In order to obtain the best price for a trust, it may be necessary for the supervisor to specify minimum amounts (such as 100 shares) in which blocks of securities are to be sold. In effecting purchases and sales of a trust's portfolio securities, the sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the trust, the sponsor or dealers participating in the offering of units. In addition, in selecting among firms to handle a particular transaction, the sponsor may take into account whether the firm has sold or is selling products which it sponsors.

PURCHASE, REDEMPTION AND PRICING OF UNITS

    PUBLIC OFFERING PRICE. Units of a trust are offered at the public offering price (which is based on the aggregate underlying value of the securities in the trust and includes the initial sales fee plus a pro rata share of any accumulated amounts in the accounts of the trust). The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee ("C&D FEE"). The maximum sales fee is set forth in Part A of the prospectus. The deferred sales fee and the C&DFee will be collected as described in this prospectus. Units purchased subsequent to the initial deferred sales fee payment will be subject to the initial sales fee, the remaining deferred sales fee payments and the C&D Fee. Units sold or redeemed prior to such time as the entire applicable deferred sales fee has been collected will be assessed the remaining deferred sales fee at the time of such sale or redemption. During the initial offering period, a portion of the public offering price includes an amount of securities to pay for all or a portion of the costs incurred in establishing a trust ("ORGANIZATION COSTS"). These organization costs include the cost of preparing the registration statement, the trust indenture and other closing documents, registering units with the Securities and Exchange Commission and states, the initial audit of the trust portfolio, legal fees and the initial fees and expenses of the trustee. These costs will be deducted from a trust as of the end of the initial offering period or after six months, at the discretion of the sponsor. As indicated above, the initial public offering price of the units was established by dividing the aggregate underlying value of the securities by the number of units outstanding. Such price determination as of the opening of business on the date a trust was created was made on the basis of an evaluation of the securities in the trust prepared by the evaluator. After the opening of business on this date, the evaluator will appraise or cause to be appraised daily the value of the underlying securities as of the close of the New York Stock Exchange on days the New York Stock Exchange is open and will adjust the public offering price of the units commensurate with such valuation. Such public offering price will be effective for all orders properly received at or prior to the close of trading on the New York Stock Exchange on each such day. Orders received by the trustee, sponsor or any dealer for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price.

    The value of the securities is determined on each business day by the evaluator based on the closing sale prices on a national securities exchange or the Nasdaq National Market System or by taking into account the same factors referred to under "Computation of Redemption Price."

    PUBLIC DISTRIBUTION OF UNITS. During the initial offering period, units of a trust will be distributed to the public at the public offering price thereof. Upon the completion of the initial offering, units which remain unsold or which may be acquired in the secondary market may be offered at the public offering price determined in the manner provided above.

    The sponsor intends to qualify units of a trust for sale in a number of states. Units will be sold through dealers who are members of the National Association of Securities Dealers, Inc. and through others. Broker-dealers and others will be allowed a concession or agency commission in connection with the distribution of units during the initial offering period as set forth in the prospectus.

    Certain commercial banks may be making units of a trust available to their customers on an agency basis. Furthermore, as a result of certain legislative changes effective November 1999, banks are no longer prohibited from certain affiliations with securities firms. This new legislation grants banks new authority to conduct certain authorized activity, such as sales of Units, through financial subsidiaries. A portion of the sales charge discussed above is retained by or remitted to the banks or their financial subsidiaries for these agency and brokerage transactions. The sponsor reserves the right to change the concessions or agency commissions set forth in the prospectus from time to time. In addition to such concessions or agency commissions, the sponsor may, from time to time, pay or allow additional concessions or agency commissions, in the form of cash or other compensation, to dealers employing registered representatives who sell, during a specified time period, a minimum dollar amount of units of unit investment trusts underwritten by the sponsor. At various times the sponsor may implement programs under which the sales force of a broker or dealer may be eligible to win nominal awards for certain sales efforts, or under which the sponsor will reallow to any such broker or dealer that sponsors sales contests or recognition programs conforming to criteria established by the sponsor, or participates in sales programs sponsored by the sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the sponsor in its discretion may from time to time pursuant to objective criteria established by the sponsor pay fees to qualifying brokers or dealers for certain services or activities which are primarily intended to result in sales of units of a trust. Such payments are made by the sponsor out of its own assets, and not out of the assets of any trust. These programs will not change the price unitholders pay for their units or the amount that a trust will receive from the units sold. The difference between the discount and the sales charge will be retained by the sponsor.

    The sponsor reserves the right to reject, in whole or in part, any order for the purchase of units.

    SPONSOR PROFITS. The sponsor will receive gross sales fees equal to the percentage of the public offering price of the units of a trust described in the prospectus. In addition, the sponsor may realize a profit (or sustain a loss) as of the date a trust is created resulting from the difference between the purchase prices of the securities to the sponsor and the cost of such securities to the trust. Thereafter, on subsequent deposits the sponsor may realize profits or sustain losses from such deposits. The sponsor may realize additional profits or losses during the initial offering period on unsold units as a result of changes in the daily market value of the securities in the trust.

    MARKET FOR UNITS. After the initial offering period, the sponsor may maintain a market for units of a trust offered hereby and continuously offer to purchase said units at prices, determined by the evaluator, based on the value of the underlying securities. Unitholders who wish to dispose of their units should inquire of their broker as to current market prices in order to determine whether there is in existence any price in excess of the redemption price and, if so, the amount thereof. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. The offering price of any units resold by the sponsor will be in accord with that described in the currently effective prospectus describing such units. Any profit or loss resulting from the resale of such units will belong to the sponsor. If the sponsor decides to maintain a secondary market, it may suspend or discontinue purchases of units of the trust if the supply of units exceeds demand, or for other business reasons.

    REDEMPTION. A unitholder who does not dispose of units in the secondary market described above may cause units to be redeemed by the trustee by making a written request to the trustee at its Unit Investment Trust Division office in the city of New York. Unitholders must sign the request, and such transfer instrument, exactly as their names appear on the records of the trustee. If the amount of the redemption is $500 or less and the proceeds are payable to the unitholder(s) of record at the address of record, no signature guarantee is necessary for redemptions by individual account owners (including joint owners). Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the trustee.

    Redemption shall be made by the trustee no later than the third business day following the day on which a tender for redemption is received (the "REDEMPTION DATE") by payment of cash equivalent to the redemption price, determined as set forth below under "Computation of Redemption Price," as of the close of the New York Stock Exchange next following such tender, multiplied by the number of units being redeemed. Any units redeemed shall be canceled and any undivided fractional interest in the related trust extinguished. The price received upon redemption might be more or less than the amount paid by the unitholder depending on the value of the securities in the trust at the time of redemption. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. Certain broker-dealers may charge a transaction fee for processing redemption requests.

    Under regulations issued by the Internal Revenue Service, the trustee is required to withhold a specified percentage of the principal amount of a unit redemption if the trustee has not been furnished the redeeming unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the unitholder only when filing a tax return. Under normal circumstances the trustee obtains the unitholder's tax identification number from the selling broker. However, any time a unitholder elects to tender units for redemption, such unitholder should make sure that the trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the trustee has not been previously provided such number, one must be provided at the time redemption is requested. Any amounts paid on redemption representing unpaid dividends shall be withdrawn from the Income Account of a trust to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the Capital Account for a trust.

    Unitholders tendering units for redemption may request a Distribution In Kind from the trustee in lieu of cash redemption. A unitholder may request a Distribution In Kind of an amount and value of securities per unit equal to the redemption price per unit as determined as of the evaluation time next following the tender, provided that the tendering unitholder is (1) entitled to receive at least $25,000 of proceeds as part of his or her distribution or if he paid at least $25,000 to acquire the units being tendered and (2) the unitholder has elected to redeem at least thirty days prior to the termination of the trust. If the unitholder meets these requirements, a Distribution In Kind will be made by the trustee through the distribution of each of the securities of the trust in book entry form to the account of the unitholder's bank or broker-dealer at Depository Trust Company. The tendering unitholder shall be entitled to receive whole shares of each of the securities comprising the portfolio of the trust and cash from the Capital Account equal to the fractional shares to which the tendering unitholder is entitled. The trustee shall make any adjustments necessary to reflect differences between the redemption price of the units and the value of the securities distributed in kind as of the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering unitholder, the trustee may sell securities. The in-kind redemption option may be terminated by the sponsor at any time. The trustee is empowered to sell securities in order to make funds available for the redemption of units. To the extent that securities are sold or redeemed in kind, the size of a trust will be, and the diversity of a trust may be, reduced but each remaining unit will continue to represent approximately the same proportional interest in each security. Sales may be required at a time when securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the unitholder depending on the value of the securities in the portfolio at the time of redemption.

    The right of redemption may be suspended and payment postponed for more than three business days following the day on which tender for redemption is made
(1) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange is restricted; (2) for any period during which an emergency exists as a result of which disposal by the trustee of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying securities in accordance with the trust agreement; or (3) for such other period as the Securities and Exchange Commission may by order permit. The trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

    COMPUTATION OF REDEMPTION PRICE. The redemption price per unit (as well as the secondary market public offering price) will generally be determined on the basis of the last sale price of the securities in a trust. The redemption price per unit is the pro rata share of each unit in a trust determined generally on the basis of (i) the cash on hand in the trust or moneys in the process of being collected and (ii) the value of the securities in the trust less (a) amounts representing taxes or other governmental charges payable out of the trust,
(b) any amount owing to the trustee for its advances and (c) the accrued expenses or remaining deferred sales fees of the trust. During the initial offering period, the redemption price and the secondary market repurchase price will also include estimated organizational costs. The evaluator may determine the value of the securities in the trust in the following manner: if the securities are listed on a national or foreign securities exchange or the Nasdaq National Market System, such evaluation shall generally be based on the last available sale price on or immediately prior to the Evaluation Time on the exchange or Nasdaq National Market System which is the principal market therefor, which shall be deemed to be the New York Stock Exchange if the securities are listed thereon (unless the evaluator deems such price inappropriate as a basis for evaluation) or, if there is no such available sale price on such exchange, at the last available bid prices (offer prices for primary market purchases) of the securities. Securities not listed on the New York Stock Exchange but principally traded on the Nasdaq National Market System will be valued at the Nasdaq National Market System's official closing price. If the securities are not so listed or, if so listed, the principal market therefor is other than on such exchange or there is no such available sale price on such exchange, such evaluation shall generally be based on the following methods or any combination thereof whichever the evaluator deems appropriate: (i) on the basis of the current bid price (offer prices for primary market purchases) for comparable securities (unless the evaluator deems such price inappropriate as a basis for evaluation), (ii) by determining the valuation of the securities on the bid side (offer side for primary market purchases) of the market by appraisal or (iii) by any combination of the above. If the trust holds securities denominated in a currency other than U.S. dollars, the evaluation of such security shall be converted to U.S. dollars based on current bid side (offer side for primary market purchases) exchange rates (unless the evaluator deems such prices inappropriate as a basis for valuation).

    RETIREMENT PLANS. A trust may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans. Generally, capital gains and income received under each of the foregoing plans are deferred from federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. The trust will lower the minimum investment requirement for IRA accounts to $250. Fees and charges with respect to such plans may vary.

    OWNERSHIP OF UNITS. Ownership of units will not be evidenced by certificates. All evidence of ownership of units will be recorded in book entry form either at Depository Trust Company("DTC") through an investor's brokers' account or through registration of the units on the books of the trustee. Units held through DTC will be registered in the nominee name of Cede & Co. Individual purchases of beneficial ownership interest in the trust will be made in book entry form through DTC or the trustee. Ownership and transfer of units will be evidenced and accomplished by book entries made by DTC and its participants if the units are evidenced at DTC, or otherwise will be evidenced and accomplished by book entries made by the trustee. DTC will record ownership and transfer of the units among DTC participants and forward all notices and credit all payments received in respect of the units held by the DTC participants. Beneficial owners of units will receive written confirmation of their purchases and sale from the broker dealer or bank from whom their purchase was made. Units are transferable by making a written request properly accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the unitholder. Unitholders must sign such written request exactly as their names appear on the records of the trust. The signatures must be guaranteed by a participant in the STAMP or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be acceptable by the trustee.

    Units may be purchased in denominations of one unit or any multiple thereof, subject to the minimum investment requirement. Fractions of units, if any, will be computed to three decimal places.

TAXES

    This section summarizes some of the main U.S. federal income tax consequences of owning units of the trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences. In addition, the Internal Revenue Service issued new withholding and reporting regulations effective January 1, 2001. Foreign investors should consult their own tax advisors regarding the tax consequences of these regulations.

    In the opinion of Chapman and Cutler LLP, counsel for the trust, under existing law:

    TRUST STATUS. The trust will not be taxed as a corporation for federal income tax purposes. As a unit owner, you will be treated as the owner of a pro rata portion of the securities and other assets held by the trust, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each security when such income would be considered to be received by you if you directly owned the trust's assets. This is true even if you elect to have your distributions automatically reinvested into additional units. In addition, the income from the trust which you must take into account for federal income tax purposes is not reduced by amounts used to pay trust expenses (including the deferred sales charge, if any).

    YOUR TAX BASIS AND INCOME OR LOSS UPON DISPOSITION. If the trust disposes of securities, you will generally recognize gain or loss. If you dispose of your units or redeem your units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related securities from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each security or other trust asset by apportioning the cost of your units, generally including sales charges, among each security or other trust asset ratably according to their value on the date you purchase your units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).

    Under the recently enacted "Jobs and Growth Tax Relief Reconciliation Act of 2003" (the "TAX ACT"), if you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These new capital gains rates are generally effective for taxable years ending on or after May 6, 2003 and beginning before January 1, 2009. However, special effective date provisions are set forth in the Tax Act. For example, there are special transition rules provided with respect to gain properly taken into account for the portion of the taxable year before May 6, 2003.

    Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

    DIVIDENDS ON STOCKS. Certain dividends received with respect to the Securities may qualify to be taxed at the same new rates that apply to net capital gain (as discussed above), provided certain holding requirements are satisfied. These special rules relating to the taxation of dividends at capital gains rates generally apply to taxable years beginning after December 31, 2002 and beginning before January 1, 2009.

    ROLLOVERS. If you elect to have your proceeds from the trust rolled over into the next series of the trust, it is considered a sale for federal income tax purposes, and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your units of the trust for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical securities or other trust assets under the wash sale provisions of the Internal Revenue Code.

    DISTRIBUTION IN KIND. Under certain circumstances, as described in this prospectus, you may request a Distribution In Kind when you redeem your units or at the trust's termination. By electing to receive a Distribution In Kind, you will receive whole shares of stock plus, possibly, cash.

    You will not recognize gain or loss if you only receive securities in exchange for your pro rata portion of the securities held by the trust. However, if you also receive cash in exchange for a trust asset or a fractional share of a security held by the trust, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such trust asset or fractional share.

    LIMITATIONS ON THE DEDUCTIBILITY OF TRUST EXPENSES. Generally, for federal income tax purposes, you must take into account your full pro rata share of the trust's income, even if some of that income is used to pay trust expenses. You may deduct your pro rata share of each expense paid by the trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of the trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

    FOREIGN, STATE AND LOCAL TAXES. Distributions by the trust that are treated as U.S. source income (e.g., dividends received on securities of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of units held by non-resident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. However, distributions by the trust that are derived from certain dividends of securities of a foreign corporation may not be subject to U.S. income taxation and withholding in the case of units held by non-resident alien individuals, foreign corporations or other non-U.S. persons.

    Some distributions by the trust may be subject to foreign withholding taxes. Any dividends withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid or accrued by the trust, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.

    In the opinion of Emmet, Marvin & Martin, LLP, Special Counsel to the trust for New York tax matters, under the existing income tax laws of the State of New York, the trust is not an association taxable as a corporation and the income of the trust will be treated as the income of the Unitholders thereof.


DOW JONES LICENSING AGREEMENT



    The trust is not sponsored, endorsed, sold or promoted by Dow Jones. Dow Jones makes no representation or warranty, express or implied, to the owners of the trust or any member of the public regarding the advisability of investing in securities generally or in the trust particularly. Dow Jones' only relationship to the Claymore Securities, Inc. is the licensing of certain trademarks, trade names and service marks of Dow Jones and of the Dow Jones Industrial Average,-SM- which is determined, composed and calculated by Dow Jones without regard to Claymore

Securities, Inc. or the trust. Dow Jones has no obligation to take the needs of Claymore Securities, Inc. or the owners of the trust into consideration in determining, composing or calculating the Dow Jones Industrial Average-SM-. Dow Jones is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the trust to be issued or in the determination or calculation of the equation by which the trust is to be converted into cash. Dow Jones has no obligation or liability in connection with the administration, marketing or trading of the trust.



    DOW JONES DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES INDUSTRIAL AVERAGE-SM- OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CLAYMORE SECURITIES, INC., OWNERS OF THE TRUST, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDUSTRIAL AVERAGE-SM- OR ANY DATA INCLUDED THEREIN. DOW JONES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES INDUSTRIAL AVERAGE-SM- OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN DOW JONES AND CLAYMORE SECURITIES, INC.


EXPERTS

    LEGAL MATTERS. Chapman and Cutler LLP, 111 West Monroe Street, Chicago, Illinois 60603, acts as counsel for the trust and has passed upon the legality of the units.

    INDEPENDENT AUDITORS. The statement of financial condition, including the Trust Portfolio, appearing herein, has been audited by Grant Thornton LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and is included in reliance on such report given on the authority of such firm as experts in accounting and auditing.

PERFORMANCE INFORMATION

    Information contained in the prospectus, as it currently exists or as further updated, may also be included from time to time in other prospectuses or in advertising material. Information on the performance of a trust strategy or the actual performance of a trust may be included from time to time in other prospectuses or advertising material and may reflect sales charges and expenses of a trust. The performance of a trust may also be compared to the performance of money managers as reported in SEI Fund Evaluation Survey or of mutual funds as reported by Lipper Analytical Services Inc. (which calculates total return using actual dividends on ex-dates accumulated for the quarter and reinvested at quarter end), Money Magazine Fund Watch (which rates fund performance over a specified time period after sales charge and assuming all dividends reinvested) or Wiesenberger Investment Companies Service (which states fund performance annually on a total return basis) or of the New York Stock Exchange Composite Index, the American Stock Exchange Index (unmanaged indices of stocks traded on the New York and American Stock Exchanges, respectively), the Dow Jones Industrial Average (an index of 30 widely traded industrial common stocks) or the Standard & Poor's 500 Index (an unmanaged diversified index of 500 stocks) or similar measurement standards during the same period of time.

                     CLAYMORE SECURITIES DEFINED PORTFOLIOS
                           CLAYMORE EQUITY PORTFOLIO
                               PROSPECTUS-PART B
                                OCTOBER 1, 2003


WHERE TO LEARN MORE

You can contact us for free information about this and other investments.

VISIT US ON THE INTERNET
http://www.claymoresecurities.com

BY E MAIL
invest@claymoresecurities.com

CALL CLAYMORE
(800) 345-7999
Pricing Line (888) 248-4954

CALL THE BANK OF NEW YORK
(800) 701-8178 (investors)
(800) 647-3383 (brokers)

ADDITIONAL INFORMATION

    This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain a copy of this information (a duplication fee may be required):

       E MAIL:                publicinfo@sec.gov

       WRITE:                 Public Reference Section
                              Washington, D.C. 20549-0102

       VISIT:                 http://www.sec.gov (EDGAR Database)

       CALL:                  1-202-942-8090 (only for information on the operation of the
                              Public Reference System)

    When units of the trust are no longer available, we may use this prospectus as a preliminary prospectus for a future trust. In this case you should note that:

    THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE WITH RESPECT TO FUTURE TRUSTS AND MAY BE CHANGED. NO ONE MAY SELL UNITS OF A FUTURE TRUST UNTIL A REGISTRATION STATEMENT IS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL UNITS AND IS NOT SOLICITING AN OFFER TO BUY UNITS IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

CONTENTS

                                                     Investment Summary
-----------------------------------------------------------------------
                                       2         Overview
DOW 10SM PORTFOLIO (2-YEAR), 4TH QUARTER 2003
-----------------------------------------------------------------------
A CONCISE                              2         Investment Objective
DESCRIPTION                            2         Principal Investment Strategy
OF ESSENTIAL                           3         Security Selection
INFORMATION                            3         The Dow Jones Industrial Average-SM-
ABOUT THE                              3         Future Trusts
PORTFOLIOS                             4         Portfolio Diversification
                                       4         Principal Risks
                                       4         Who Should Invest
                                       5         Essential Information
                                       5         Fees and Expenses
                                       6         Example
                                       6         Estimated Annual Income Distributions
                                       7         The Dow10SM Strategy Historical Performance
                                       8         Comparison of Total Returns
                                       9         Trust Portfolio
EQUITY DIVIDEND INCOME PORTFOLIO (2-YEAR), SERIES 2
-----------------------------------------------------------------------
                                       10        Investment Objective
                                       10        Principal Investment Strategy
                                       10        Security Selection
                                       10        Future Trusts
                                       10        Portfolio Diversification
                                       11        Principal Risks
                                       11        Who Should Invest
                                       12        Essential Information
                                       12        Fees and Expenses
                                       13        Example
                                       13        Estimated Annual Income Distributions
                                       14        Trust Portfolio
                                          Understanding Your Investment
-----------------------------------------------------------------------
DETAILED                               16        How to Buy Units
INFORMATION                            19        How to Sell Your Units
TO HELP YOU                            20        Distributions
UNDERSTAND                             21        Investment Risks
YOUR                                   22        How the Trust Works
INVESTMENT                             23        General Information
                                       24        Expenses
                                       25        Report of Independent Auditors
                                       26        Statements of Financial Condition

FOR THE TABLE OF CONTENTS OF PART B, SEE PART B OF THE PROSPECTUS.

Where to Learn More
-----------------------------------------------------------------------
YOU CAN CONTACT US FOR                 VISIT US ON THE INTERNET
FREE INFORMATION ABOUT                 http://www.claymoresecurities.com
THIS AND OTHER INVEST-                 BY E-MAIL
MENTS.                                 invest@claymoresecurities.com
                                       CALL CLAYMORE  (800) 345-7999
                                       Pricing Line (888) 248-4954
                                       CALL THE BANK OF NEW YORK
                                       (800) 701-8178 (investors)
                                       (800) 647-3383 (brokers)

Additional Information
-----------------------------------------------------------------------
This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain or copy this information (a duplication fee may be required):

   E-MAIL:   publicinfo@sec.gov
   WRITE:    Public Reference Section, Washington, D.C. 20549-0102
   VISIT:    http://www.sec.gov (EDGAR Database)
   CALL:     1-202-942-8090 (only for information
             the operation of the Public Reference Section)

REFER TO:
   CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 158
   Securities Act file number:  333-108952
   Investment Company Act file number:  811-03763

When units of the trust are no longer available, we may use this prospectus as a preliminary prospectus for a future trust. In this case you should note that:

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE WITH RESPECT TO FUTURE TRUSTS AND MAY BE CHANGED. NO ONE MAY SELL UNITS OF A FUTURE TRUST UNTIL A REGISTRATION STATEMENT IS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL UNITS AND IS NOT SOLICITING AN OFFER TO BUY UNITS IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.





                             CLAYMORE SECURITIES
                              DEFINED PORTFOLIOS
                                      SERIES 158


                                      PROSPECTUS
                           DATED OCTOBER 1, 2003


                  DOW 10-SM- PORTFOLIO (2 YEAR),
                                4TH QUARTER 2003
                          EQUITY DIVIDEND INCOME
                             PORTFOLIO (2 YEAR),
                                        SERIES 2




 [CLAYMORE LOGO]
     CLAYMORE

                       CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

          The Depositor has obtained the following Securities Dealer Blanket Bond for its officers, directors and employees:

               INSURER/POLICY NO.                           AMOUNT
          National Union Fire Insurance
          Company of Pittsburgh,                          $  250,000
          Pennsylvania
          959-9000

B. This amendment to the Registration Statement comprises the following papers and documents:

                                The facing sheet

                                 The Prospectus

                                 The signatures

                        Consents of Independent Auditors
                            and Counsel as indicated

                         Exhibits as listed on page S-5

                                   SIGNATURES

     The Registrant, Claymore Securities Defined Portfolios, Series 158 hereby identifies Claymore Securities Defined Portfolios, Series 154, Claymore Securities Defined Portfolios, Series 153, Claymore Securities Defined Portfolios, Series 136, Claymore Securities Defined Portfolios, Series 129, Claymore Securities Defined Portfolios, Series 128, Claymore Securities Defined Portfolios, Series 121, Claymore Securities Defined Portfolios, Series 118, Claymore Securities Defined Portfolios, Series 117, Claymore Securities Defined Portfolios, Series 116, Ranson Unit Investment Trusts, Series 53 and Series 90, Kemper Defined Funds, Series 9, Kemper Defined Funds, Series 45, Kemper Defined Funds Insured National Series 1, Kemper Insured Corporate Trust, Series 1, Kemper Tax-Exempt Insured Income Trust, Multi-State Series 19, and Kemper Government Securities Trust, Series 39 (GNMA Portfolio), Series 40 (GNMA Portfolio) and Series 41 (U.S. Treasury Portfolio) for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Claymore Securities Defined Portfolios, Series 158 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Wheaton and State of Illinois on the 1st day of October, 2003.

                                           CLAYMORE SECURITIES DEFINED
                                             PORTFOLIOS, SERIES 158
                                                      (Registrant)

                                           By CLAYMORE SECURITIES, INC.
                                                      (Depositor)


                                           By     /s/ Nicholas Dalmaso
                                             --------------------------------
                                                Chief Operations Officer and
                                                      General Counsel

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

     SIGNATURE*             TITLE**                            DATE
                                                          )
                                                          )
                                                          )
DAVID HOOTEN*               Chief Executive Officer       )    By: /s/ Nicholas Dalmaso
                            and Chairman of the Board     )        ----------------------
                            of Directors                  )        Nicholas Dalmaso
                                                                   Attorney-in-Fact*

                                                                   October 1, 2003

                            Chief Financial Officer,               October 1, 2003
/S/ CHARLES MILLINGTON      Treasurer and Director
----------------------
    CHARLES MILLINGTON

                            Chief Operations Officer,              October 1, 2003
/S/ NICHOLAS DALMASO        General Counsel,
--------------------        Secretary, and Director
    NICHOLAS DALMASO

----------
* An executed copy of the related power of attorney was filed as Exhibit 6.0 to Registration Statement No. 333-98345 on August 22, 2002.

** The titles of the persons named herein represent their capacity in and relationship to Claymore Securities, Inc., the Depositor.

                         CONSENT OF INDEPENDENT AUDITORS

The consent of Grant Thornton LLP to the use of its report and to the reference to such firm in the Prospectus included in the Registration Statement is filed by this amendment as Exhibit 4.1 to the Registration Statement.

                        CONSENT OF CHAPMAN AND CUTLER LLP

The consent of Chapman and Cutler LLP to the use of its name in the Prospectus included in the Registration Statement is contained in its opinions filed by this amendment as Exhibits 3.1 and 3.2 to the Registration Statement.

                     CONSENT OF EMMET, MARVIN & MARTIN, LLP

The consent of Emmet, Marvin & Martin, LLP to the use of its name in the Prospectus included in the Registration Statement is contained in its opinions filed by this amendment as Exhibits 3.3 and 3.4 to the Registration Statement.

                                LIST OF EXHIBITS

1.1       Reference Trust Agreement.

1.1.1     Standard Terms and Conditions of Trust (Reference is made to Exhibit
          1.1.1 to Amendment No. 1 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 116 (File No. 333-72828) filed on December 18, 2001).

2.1 Code of Ethics (Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 149 (File No. 333-105025) filed on May 13, 2003).

3.1 Opinion of counsel as to legality of securities being registered including a consent to the use of its name in the Registration Statement.

3.2 Opinion of counsel as to Federal income tax status of securities being registered including a consent to the use of its name in the Registration Statement.

3.3 Opinion of counsel as to New York income tax status of securities being registered including a consent to the use of its name in the Registration Statement.

3.4 Opinion of counsel as to the Trustee and the Trust(s), including a consent to the use of its name in the Registration Statement.

4.1       Consent of Independent Auditors.